Exhibit 2.1
EXECUTION VERSION
SHARE PURCHASE AGREEMENT
by and among
ROBIN HOOD HOLDINGS LIMITED,
WATSON PHARMACEUTICALS, INC.,
PURCHASER,
THE SELLERS,
and
THE SHAREHOLDERS’ REPRESENTATIVE

Dated as of June 16, 2009

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		Page

10.3	Tax Refunds	73
10.4	Assistance and Cooperation	73
10.5	Contests	74
10.6	Transfer Taxes	75
10.7	Treatment of Indemnity Payments	75
10.8	Manner of Payment	75

ARTICLE XI

MISCELLANEOUS

11.1	Sellers’ Release	75
11.2	Counterparts	76
11.3	Governing Law	76
11.4	Entire Agreement	76
11.5	Expenses	76
11.6	Notices	77
11.7	Successors and Assigns	78
11.8	Third-Party Beneficiaries	78
11.9	Amendments and Waivers	78
11.10	Jurisdiction; Enforcement	79
11.11	Severability	80

Schedules
Company Disclosure Letter
Seller Disclosure Letter
Parent Disclosure Letter

Exhibits
Exhibit A Shareholder Agreement Term Sheet
Exhibit B Form of Escrow Agreement
Exhibit C Form of Non-Competition Agreement
Exhibit D Form of Certificate of Designation of Preferred Stock

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SHARE PURCHASE AGREEMENT
          This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of June 16, 2009, is by and among Robin Hood Holdings Limited, a Malta private limited liability company (the “Company”), Watson Pharmaceuticals, Inc., a Nevada corporation (“Parent”), a non U.S. entity and a wholly-owned subsidiary of Parent (from and after its accession to this Agreement in accordance with Section 6.20) (“Purchaser”), the shareholders of the Company listed on Annex A and the shareholders of the Company from and after each of their accession to this Agreement (collectively, the “Sellers”) and Anthony Selwyn Tabatznik, an individual solely with respect to Section 6.15 and related provisions (the “Shareholders’ Representative,” together with the Company, Parent, Purchaser and the Sellers, the “parties”).
RECITALS
          WHEREAS, the Sellers party hereto as of the date hereof hold over ninety-eight percent (98%) of the ordinary shares and all of the preference shares of the Company (other than any ordinary shares or preference shares owned by the Company) (the “Shares”), and the Sellers party hereto prior to the Closing hold one hundred percent (100%) of the Shares;
          WHEREAS, the Sellers desire to sell and transfer, and Parent desires to cause Purchaser to, and Purchaser desires to, purchase, the Shares for the consideration set forth below, subject to the terms and conditions of this Agreement; and
          WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
          NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS; INTERPRETATION
          1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
          “2008 Balance Sheet” shall mean the audited consolidated balance sheet of the Company as of December 31, 2008.
          “2008 Open Taxes” shall mean any United States federal Income Taxes of Cobalt Laboratories, Inc. for the Tax year ended December 31, 2008.
          “Action” shall mean any action, claim, suit, arbitration, litigation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution,

hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, any Governmental Entity or any arbitrator or arbitration panel.
          “Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, after the Closing, (a) none of the Company nor any of its Subsidiaries shall be considered an Affiliate of any Seller or any Seller’s Affiliates; and (b) none of the Sellers or any Seller’s Affiliates shall be considered an Affiliate of any of the Company or its Subsidiaries. For purposes of this Agreement, “control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).
          “After-Tax Rate” shall mean seventy percent (70%).
          “Ancillary Agreements” shall mean the agreement to be entered into on the terms set forth in the Shareholder Agreement Term Sheet attached as Exhibit A (the “Shareholder Agreement”), the Escrow Agreement in the form attached as Exhibit B (the “Escrow Agreement”) and the Non-Competition Agreement with the individuals set forth on Section 1.1(a) of the Company Disclosure Letter in the form attached as Exhibit C (the “Non-Competition Agreement”).
          “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York, USA are required or authorized by Law to be closed.
          “Buyer Assumed Taxes” shall mean (a) any Taxes, other than any Taxes described in clauses (b) and (c) of the definition of Excluded Taxes, imposed on or payable by the Company and its Subsidiaries with respect to any Pre-Closing Period for which the Tax Return is due (taking into account extensions) after the Closing Date, but only to the extent that both (A) such Taxes are shown as due on such Tax Return as filed and (B) for any such Tax Return that is an Income Tax Return for the Tax year ended on or before December 31, 2008, the amount shown as due on such Tax Return as filed is not in excess of the reserve for accrued but unpaid Income Taxes on the face of the 2008 Balance Sheet (rather than any notes thereto) and (b) any Taxes arising out of, on account of, or relating to, the Generic Product.
          “Change in Control” shall mean, with respect to Parent, the occurrence of any one of the following events:
          (a)    (i) individuals who, on the date of this Agreement constitute the board of directors of Parent (the “Incumbent Directors”), cease for any reason to constitute at least a majority of the board of directors; provided that any person becoming a director subsequent to the date of this Agreement whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the board of directors (either by a specific vote or by approval of the proxy statement of the relevant party in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director (except that no individuals who were not directors at the time any agreement or understanding with respect to any Business Combination (as defined below) or contested election is reached shall be treated as Incumbent Directors for the purposes of clause (ii) of paragraph (c) below with respect to such Business Combination or this paragraph (a) in the case of a contested election); provided, further, that the Shareholders’ Representative will be treated as an Incumbent Director;
          (b)    any “person” (as defined in Section 3(a)(9) of the Exchange Act and within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (within the meaning of Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of securities of Parent representing more than fifty percent (50%) of the aggregate voting power of Parent’s then outstanding securities eligible to vote for the election of directors (the “Voting Securities”); provided, however, that the event described in this paragraph (b) will not be deemed a Change in Control by virtue of any holdings or acquisitions by any employee benefit plan (or related trust) sponsored or maintained by Parent or any of its Subsidiaries;
          (c)    a merger, consolidation, recapitalization, statutory share exchange or similar transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than fifty percent (50%) of the total voting power of the Person resulting from such Business Combination (the “Surviving Entity”), or, if applicable, the ultimate parent Person that directly or indirectly has beneficial ownership of one hundred percent (100%) of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”), is represented by Voting Securities that were outstanding immediately before such Business Combination (or, if applicable, is represented by shares into which such Voting Securities were converted pursuant to such Business Combination); and (ii) at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time the board of directors of Parent approved the execution of the initial agreement providing for such Business Combination; or
          (d)    a plan of liquidation or dissolution of Parent or a sale of all or substantially all of Parent’s assets.
          “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
          “Companies Act” shall mean the Companies Act, 1995 in Malta.
          “Company Confidentiality Agreement” shall mean the confidentiality agreement, dated as of April 29, 2009, by and between the Company and Parent.
          “Company Material Adverse Effect” shall mean any event, circumstance, change or effect that has had a material adverse effect on the business, the results of operations or the financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no change or effect arising out of or in connection with or resulting from any of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect:
          (a)    changes generally affecting the economy, financial or securities markets or political conditions in the United States, Canada, United Kingdom, France, the European Union, Malta, New Zealand, Australia, or Brazil, to the extent such changes do not adversely affect the Company and its Subsidiaries taken as a whole in a disproportionate manner relative to other participants in the pharmaceutical or the generic pharmaceutical industry;
          (b)    changes or developments, including changes in Law or the interpretation or enforcement thereof, affecting the pharmaceutical industry or the generic pharmaceutical industry generally;
          (c)    any changes in IFRS and provisions of the Companies Act or other accounting standards, or authoritative interpretations thereof;
          (d)    acts of war, armed hostility or terrorism to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the pharmaceuticals or generic pharmaceuticals industry;
          (e)    any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, shareholder, co-promotion or joint venture partner relationships attributable to the negotiation, execution or announcement of this Agreement and the Sale, including the identity of Parent as the acquiror of the Company;
          (f)    any failure by the Company to meet any internal or published projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect);
          (g)    general financial or capital market conditions, including interest rates or currency exchange rates, or changes therein; and
          (h)    any action or omission required pursuant to the terms of this Agreement, or pursuant to the written request or consent of Parent.
          “Company Material Contract” shall mean each Contract to which the Company or any of its Subsidiaries is a party, in each case, with a third party:
          (a)    which involves or is reasonably expected to involve payment by or to such Person from third parties of more than $2.0 million per year and has continuing material obligations, rights or interests (other than a Contract under which the sole continuing obligation is to maintain confidentiality);

          (b)    which involves payment by or to such Person from third parties of more than $1.5 million per year and involves material continuing obligations, rights or interests, relating to the clinical trial, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product or product candidate;
          (c)    which relates to or evidences third-party indebtedness for borrowed money of such Person in excess of $2.0 million;
          (d)    which contains any covenant limiting, in any material respect, the ability of the Company or any of its Subsidiaries to engage in any line of business or compete with any third party;
          (e)    which is a material Contract and contains any provisions contemplating or relating to a change in control or similar event with respect to the Company or any one or more of its Subsidiaries or otherwise having the effect of providing that the consummation of the Sale or any of other transaction contemplated by this Agreement or the execution, delivery or effectiveness of this Agreement will materially conflict with, result in a material violation or material breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract or give rise under such Contract to any right of, or result in, a termination, right of first refusal, material amendment, revocation, cancellation or material acceleration, or a loss of a material benefit or the creation of any material Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or to any increased, accelerated or additional material rights or material entitlements of any Person;
          (f)    which is a material Contract and which involves the grant of a “most favored nation” pricing or terms that (i) apply to the Company or any of its Subsidiaries or (ii) following the consummation of the Sale or any other transactions contemplated by this Agreement would apply to Parent or any of its Subsidiaries;
          (g)    which relates to the settlement or other resolution of any material Action that has any continuing obligations, liabilities or restrictions and which was entered into in the last two years;
          (h)    which is a material partnership or joint venture agreement to which the Company or any of its Subsidiaries is a party, or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person (other than the Subsidiaries); or
          (i)    which relates to the disposition or acquisition by the Company or any of its Subsidiaries, with obligations to third parties remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets, other than in the ordinary course of business.
          “Competition Condition” shall mean the condition that is satisfied during any period in which a third party supplier of the Generic Product has made the Generic Product for purchase in commercial quantities (meaning at least ten percent (10%) or more availability) by major wholesalers, retail pharmacy chains and managed care providers in the United States sufficient to meet a significant portion (at least ten percent (10%)) of such parties’ initial stocking requirements.
          “Contract” shall mean any agreement, contract, obligation or undertaking (whether written or oral and whether express or implied).
          “Convertible Loan Notes” shall mean the Series 2 Unsecured Convertible Loan Notes 2028 issued by the Company.
          “Credit Agreement” shall mean that certain Credit Agreement, by and among Watson Pharmaceuticals, Inc., Canadian Imperial Bank of Commerce, Wachovia Capital Markets, LLC, Wells Fargo Bank, National Association, Union Bank of California, N.A. and Sumitomo Mitsui Banking Corporation, dated November 3, 2006.
          “Employee Benefit Plan” shall mean any employee benefit plan, program, policy, practice, agreement, understanding or other arrangement providing compensation or benefits to any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries, including any Subsidiary that is an ERISA Affiliate, or any beneficiary or dependent thereof that is now, or was within the past six (6) years, sponsored or maintained by the Company or any of its Subsidiaries, including any Subsidiary that is an ERISA Affiliate, or to which the Company or any of its Subsidiaries, including any Subsidiary that is an ERISA Affiliate, contributes or is obligated to contribute or has any liability, whether actual or contingent, whether or not written, including, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, whether or not such plan is subject to ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, holiday, cafeteria, medical, disability, share purchase, stock option, stock appreciation, phantom stock, restricted stock, or other stock-based compensation, severance, employment, change in control or fringe benefit plan, program, policy, practice, agreement, understanding or other arrangement, other than any of the foregoing which is an Employment Agreement or a statutorily-maintained, mandated or sponsored plan, program or policy.
          “Employment Agreement” means a Contract, offer letter or agreement of the Company or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee or consultant pursuant to which the Company or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.
          “Environmental Permits” shall mean any material permit, license, authorization or approval required under applicable Environmental Laws.
          “Environmental Laws” shall mean any and all Laws which (a) regulate or relate to: the protection or clean up of the environment; the treatment, storage, transportation, handling, packaging, labeling, disposal or release of, or exposure to, any pollutant, contaminant or Hazardous Materials, wastes or similar materials; the protection of human health and safety to the extent affected by harmful or deleterious substances in the workplace or the environment; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (b) impose liability or responsibility with respect to any of the foregoing including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.
          “ERISA” shall mean the Employment Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
          “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          “Excluded Income Taxes” shall mean Excluded Taxes attributable to Income Taxes.
          “Excluded Non-Income Taxes” shall mean Excluded Taxes not attributable to Income Taxes.
          “Excluded Taxes” shall mean any liability, without duplication, for (a) Taxes of the Company and its Subsidiaries for any Pre-Closing Period (other than Buyer Assumed Taxes); (b) Taxes resulting from (i) any breach or inaccuracy of any representation or warranty contained in Section 3.12(b), (c) or (d), (ii) any breach or inaccuracy of any representation or warranty contained in Section 3.12 other than Sections 3.12(b), (c) or (d) or (iii) any breach of any of the covenants and agreements set forth in Section 6.4(l), 6.4(m), 6.18, 10.3, 10.4 or 10.5, (provided, however, that in the case of (b)(ii) and (b)(iii) only to the extent such Taxes arise in a Pre-Closing Period); and (c) Taxes of Sellers. For purposes of this Agreement, in determining the Taxes attributable to the Pre-Closing Period included in any Straddle Period, (i) Taxes other than income, sales and use and withholding Taxes of the Company and its Subsidiaries shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period (provided, however, that in the case of ad valorem Taxes, no Tax attributable to property that was not held during the portion of the Straddle Period ending on or before the Closing shall be allocable to the taxable period that is deemed to end on the Closing Date, and no Tax attributable to property that was not held during the portion of the Straddle Period beginning after the Closing shall be allocable to the taxable period that is deemed to begin after the Closing Date); and (ii) income, sales and use and withholding Taxes of the Company and its Subsidiaries shall be computed as if such taxable period ended as of the end of the day on the Closing Date.
          “FDA” shall mean the U.S. Food and Drug Administration, or a successor entity.
          “GAAP” shall mean generally accepted accounting principles in the United States as in effect at the time any applicable financial statements were prepared.

          “Generic Product” shall mean a pharmaceutical product for use in humans containing Atorvastatin calcium as the sole active ingredient, determined by the FDA to be bioequivalent and designated by the FDA to be AB-rated to Lipitor®.
          “Governmental Entity” shall mean any court, administrative agency, commission or other governmental or quasi-governmental authority, body or instrumentality, federal, state, local, domestic, foreign or multi-national governmental, quasi-governmental or regulatory authority entitled to exercise any administrative, executive, judicial or regulatory functions of or pertaining to government.
          “Hazardous Materials” shall mean petroleum and its products and derivatives, including gasoline and diesel fuel, radioactive materials, asbestos and asbestos-containing materials, pesticides, radon, urea, formaldehyde, lead and lead-containing materials, polychlorinated biphenyls and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated pursuant to or the basis for liability pursuant to any Environmental Law or defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “pollutant,” “regulated substance,” “solid waste,” “contaminant” or words of similar import under any applicable Environmental Law.
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “IFRS” shall mean the International Financial Reporting Standards as in effect at the time any applicable financial statements were prepared.
          “Income Taxes” means any Tax measured by or imposed on net income.
          “Income Tax Returns” means any Tax Return with respect to Income Taxes.
          “Indemnifying Party” means the Sellers for the purposes of Section 9.2 and Parent for the purposes of Section 9.3, as the case may be.
          “Intellectual Property” shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, and the goodwill associated with the foregoing; inventions, discoveries and ideas, whether patentable or not, in any domestic or foreign jurisdiction; applications for patents and patents (including, divisions, continuations, continuations in part of such applications and patents), and any renewals, extensions or reissues thereof, in any domestic or foreign jurisdiction; nonpublic information, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any such jurisdiction; and registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights in any domestic or foreign jurisdiction.

          “Law” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, ordinance, rule, regulation, judgment, order, injunction, decree, edict, proclamation, treaty, convention, ruling, mandatory directive, pronouncement, requirement, specification, determination, decision, arbitration award, binding agency written opinion or requirement, license or permit of any Governmental Entity or Self-Regulatory Organization.
          “Liens” shall mean all liens, mortgages, deeds of trust, pledges, charges, claims, security interests, purchase agreements, options, title defects, restrictions on transfer or other encumbrances of any nature whatsoever, whether consensual, statutory or otherwise.
          “Losses” shall mean all losses, costs, charges, expenses (including reasonable attorneys’ fees), obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, demands or claims.
          “Parent Confidentiality Agreement” shall mean the confidentiality agreement, dated as of August 28, 2008, by and between J.P. Morgan Securities Inc., on behalf of the Company, and Parent.
          “Parent Material Adverse Effect” shall mean any event, circumstance, change or effect that has had a material adverse effect on the business, the results of operations or the financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that no change or effect arising out of or in connection with or resulting from any of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect:
          (a)    changes generally affecting the economy, financial or securities markets or political conditions in the United States to the extent such changes do not adversely affect Parent and its Subsidiaries taken as a whole in a disproportionate manner relative to other participants in the pharmaceutical or the generic pharmaceutical industry;
          (b)    changes or developments, including changes in Law or the interpretation or enforcement thereof, affecting the pharmaceutical industry or the generic pharmaceutical industry generally;
          (c)    any changes in GAAP or other accounting standards, or authoritative interpretations thereof;
          (d)    acts of war, armed hostility or terrorism to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the pharmaceuticals or generic pharmaceuticals industry;
          (e)    any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, co-promotion or joint venture partner relationships attributable to the negotiation, execution or announcement of this Agreement and the Sale;

          (f)    any failure by Parent to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect);
          (g)    general financial or capital market conditions, including interest rates or currency exchange rates, or changes therein;
          (h)    any change in the price or trading volume of the Parent Common Stock on the NYSE (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); and
          (i)    any action or omission required pursuant to the terms of this Agreement, or pursuant to the express written request of the Company or the Shareholders’ Representative.
          “Parent Series A Preferred Stock” shall mean the series A preferred stock, no par value, issuable pursuant to the Certificate of Designation, in the form attached hereto as Exhibit D, to be filed by Parent on or prior to the Closing with the Secretary of State of the State of Nevada (the “Certificate of Designation”).
          “Permitted Liens” shall mean the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and arising in the usual, ordinary course of business and the payment of which is not past due or is being contested in good faith through negotiations and for which there are adequate reserves on the Financial Statements; (c) Liens incurred or deposits made in the usual, ordinary course of business and the payment of which is not past due or is being contested in good faith through negotiations and for which there are adequate reserves on the Financial Statements in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business; (e) Liens not created by the acts or omissions of the Company or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property; (f) mortgages and deeds of trust granted as security for financings set forth in Section 1.1(b) of the Company Disclosure Letter; and (g) such other Liens and Property Restrictions that are not otherwise material or are not reasonably likely to impair the continued use of or detract value from, in each case in any material respect, the asset or property to which they relate, as used on the date hereof.

          “Person” shall mean an individual, group (within the meaning of Section 13(d)(3) of the Exchange Act), corporation, partnership, limited liability company, joint venture, trust or other entity or organization.
          “Post-Closing Period” shall mean, with respect to the Company and its Subsidiaries, any taxable year or period that begins after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning immediately after the Closing Date.
          “Post-Tax Gross Profits from Sales” shall mean (a) Net Sales (as defined in the Atorvastatin Agreement) as determined from time to time pursuant to the Atorvastatin Agreement multiplied (b) by the percentage specified on Section 1.1(c) of the Company Disclosure Letter multiplied by (c) the After-Tax Rate; provided, however, that Net Sales by a Wholesaler Affiliate to independent third parties shall be excluded, and sales from Parent or an Affiliate of Parent to a Wholesaler Affiliate shall be calculated at the greater of (i) the actual transfer price from Parent or an Affiliate of Parent to a Wholesaler Affiliate or (ii) the average price charged for the product to arm’s length third parties during the fiscal quarter in which the sale to Wholesaler Affiliate took place.
          “Pre-Closing Period” shall mean, with respect to the Company and its Subsidiaries, any taxable year or period that ends on or before the Closing Date and, in the case of a Straddle Period, the portion of such period ending on and including the Closing Date.
          “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Self-Regulatory Organization” shall mean any U.S. or foreign commission, board, agency or body that is not a Governmental Entity but is charged with regulating its own members through the adoption and enforcement of financial, sales practice and other requirements for brokers, dealers, securities underwriting or trading, stock exchanges, commodity exchanges, commodity intermediaries, electronic communications networks, insurance companies or agents, investment companies or investment advisers.
          “Senior Executives” means senior executives of the Company and its Subsidiaries whose annual base salary and bonus exceeds $200,000 (two hundred thousand dollars).
          “Straddle Period” shall mean, with respect to the Company and its Subsidiaries, any taxable period beginning on or prior to and ending after the Closing Date.
          “Subsidiary” shall mean, with respect to any Person, whether incorporated or unincorporated, of which such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.
          “Tax” shall mean (a) any tax of any kind, including any federal, state, local and foreign income, profits, branch, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other tax or assessment; (b)

all interest, penalties and additions imposed with respect to such amounts described in clause (a); and (c) any liability for amounts described in clause (a) or (b) above under United States Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local or foreign Tax Law), as a result of transferee or successor liability, by Contract or otherwise.
          “Tax Benefit” shall mean the Tax effect of any Tax Item which decreases Taxes paid or payable or increases Tax basis, including any interest with respect thereto or interest that would have been payable but for such item, determined on a with and without basis.
          “Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture or credit or any other item which increases or decreases Taxes paid or payable.
          “Tax Return” shall mean all returns, declarations, reports, statements, estimates, claims for refunds, information statements and other forms and documents (including all schedules, exhibits, and other attachments thereto), and any amendments to any of the foregoing, required to be filed with any Taxing Authority in connection with the calculation, determination, assessment or collection of, any Taxes.
          “Taxing Authority” shall mean any Governmental Entity having jurisdiction over the assessment, determination, collection or other imposition of any Tax.
          “Wholesaler Affiliate” shall mean an Affiliate of Parent, substantially all of the business of which consists of the wholesale distribution of pharmaceutical products.
          1.2 Other Definitions. The following terms shall have the meanings defined in the Section or Article indicated:

409A Authorities	Section 3.10(b)(vii)
Agreement	Preamble
Alternative Proposal	Section 6.16(b)
Antitrust Laws	Section 6.2(a)
Atorvastatin Launch Date	Section 2.5(a)
Atorvastatin Payment Certificate	Section 2.5(c)
Atorvastatin Payment Period	Section 2.5(a)
Atorvastatin Payments	Section 2.5(b)(ii)
Bankruptcy and Equity Exception	Section 3.3
Cash Consideration	Section 2.2(a)(i)(A)
Claim	Section 11.1(a)
Closing	Section 2.1(b)
Closing Consideration	Section 2.2(a)(i)(C)
Closing Date	Section 2.3(a)
Common Stock Consideration	Section 2.2(a)(i)(B)
Company	Preamble
Company Disclosure Letter	Article III
Company Employees	Section 6.14(a)
Company Joint Ventures	Section 3.1(d)
Company Permits	Section 3.9

Company Properties	Section 3.18(b)
Consideration	Section 2.2(a)
Controlled Group Liability	Section 3.10(b)(viii)
DOJ	Section 6.2(c)
Escrow Account	Section 2.2(a)(i)
Escrow Agent	Section 2.3(b)(iv)
Equity Plans	Section 6.14(a)
Financial Statements	Section 3.6(a)
Foreign Plans	Section 3.10(c)
FTC	Section 6.2(c)
Guarantor	Section 6.21(a)
Health Care Laws	Section 3.8(c)
Indemnified Parties	Section 9.3
Leased Real Property	Section 3.18(b)
Lender	Section 6.21(a)
Liability Cap	Section 9.5(c)
Liability Threshold	Section 9.5(a)
Loan	Section 6.21(a)
Multiemployer Plan	Section 3.10(b)(v)
Neutral Auditor	Section 2.6(b)(ii)
New Plans	Section 6.14(b)
Nonqualified Deferred Compensation Plan	Section 3.10(b)(vii)
NYSE	Section 6.11
Old Plans	Section 6.14(b)
Order	Section 3.8(a)(ii)
Outside Date	Section 8.1(b)(i)
Owned Real Property	Section 3.18(a)
Parent	Preamble
Parent Common Stock	Section 2.2(a)(i)(B)
Parent Disclosure Letter	Article V
Parent Indemnified Parties	Section 9.2(a)
Parent Preferred Stock	Section 5.4(a)
Parent SEC Documents	Section 5.5(a)
Parent Shares	Section 5.4(a)
Parent Stock Options	Section 5.4(a)
Payment Dispute Notice	Section 2.6(b)(i)
Powers of Attorney	Section 4.4(b)
Pre-Closing Payment	Section 6.21(b)
Property Restrictions	Section 3.18(a)
Purchaser	Preamble
Qualified Plans	Section 3.10(b)(i)
Real Property Lease	Section 3.18(b)
Releasees	Section 11.1(a)
Releasors	Section 11.1(a)
Representatives	Section 6.1(a)
Resolution Period	Section 2.6(b)(ii)

Sale	Section 2.1(b)
Sarbanes-Oxley Act	Section 5.5(a)
Securities Act Legend	Section 6.12(d)
Seller Indemnified Parties	Section 9.3
Sellers	Preamble
Sellers Disclosure Letter	Article IV
Sepracor Agreements	Section 6.21(a)
Shares	Recitals
Stock Consideration	Section 2.2(a)(i)(C)
Shareholders’ Representative	Preamble
Tax Contest Controlling Party	Section 10.5(c)
Tax Contest Non-Controlling Party	Section 10.5(c)
Tax Proceeding	Section 10.5(a)
Transfer	Section 6.12(a)
Transfer Restriction Legend	Section 6.12(d)
U.S. Employment Agreement	Section 3.10(b)
U.S. Employee Benefit Plan	Section 3.10(a)
          1.3 Interpretation; Absence of Presumption. (a) For the purposes of this Agreement, “to the knowledge of the Company” shall mean the actual knowledge, after investigation consistent with such person’s position or authority, of the individuals identified in Section 1.3 of the Company Disclosure Letter; and “to the knowledge of Parent” shall mean the actual knowledge, after investigation consistent with such person’s position or authority, of the individuals identified in Section 1.3 of the Parent Disclosure Letter. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Letter is or is not material for purposes of this Agreement.
          (b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, case sensitive words shall include the meaning of the defined term unless the context otherwise requires or unless otherwise specified and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) all pronouns and any variations thereof refer to the masculine, feminine or neuter, single or plural, as the context may require; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (vii) all references to dollars or $ shall be to U.S. dollars.

The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
          (c) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
ARTICLE II
THE SALE
          2.1 Formation of Purchaser; the Sale.
          (a) Prior to the Closing, Parent shall form Purchaser and cause Purchaser to accede to this Agreement in accordance with Section 6.20.
          (b) Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), the Sellers shall transfer, convey, assign and deliver to Purchaser, and Parent shall cause Purchaser to, and Purchaser shall, purchase and acquire from the Sellers all of the Sellers’ rights, title and interests in and to the Shares, free and clear of all Liens (other than Liens imposed by Parent and its Subsidiaries) (the “Sale”).
          2.2 Consideration.
          (a) In consideration for the Shares, the following capital sums (collectively, the “Consideration”), shall be paid to the Sellers: (i) At the Closing, Parent shall cause Purchaser to, and Purchaser shall, pay to the Sellers an aggregate of:
(A)	$1,050,000,000 in cash (the “Cash Consideration”);

(B)	16,943,409 validly issued fully paid and non-assessable shares of common stock, $0.0033 par value, of Parent (the “Parent Common Stock”), subject to adjustment in accordance with Section 2.4 (the “Common Stock Consideration”); and

(C)	validly issued fully paid and non-assessable shares of Parent Series A Preferred Stock with $200 million aggregate face amount (together with the Common Stock Consideration, the “Stock Consideration” and, together with the payments in clauses (a)(i)(A) and (a)(i)(B), the “Closing Consideration”);
provided, however, that the shares of the Parent Series A Preferred Stock payable pursuant to Section 2.2(a)(i)(C) shall be deposited by Parent in the escrow account (the “Escrow Account”) established pursuant to the Escrow Agreement.

          (ii) Parent shall cause Purchaser to, and Purchaser shall, pay to the Sellers the Atorvastatin Payments from time to time pursuant to and in accordance with Section 2.5.
The Consideration, including any payment of shares of the Parent Series A Preferred Stock from the Escrow Account, shall be paid to Sellers in the proportions set forth on Section 2.2(a) of the Company Disclosure Letter.
          (b) Section 2.2(a) of the Company Disclosure Letter shall be updated prior to the Closing Date to reflect changes in ownership of the Company’s ordinary shares and preferred shares.
          (c) Purchaser shall be entitled to deduct and withhold from the Consideration payable pursuant to this Agreement to any Seller such amounts as Purchaser is required to deduct and withhold under the Code, or any other applicable Tax Law, with respect to the making of such payment; provided, however, that in the event of a deduction or withholding which is not required by Law, Purchaser shall indemnify and hold harmless Sellers to the extent of any costs and Taxes not recovered from the applicable Taxing Authority, provided, further, however, that such Seller shall have pursued and exhausted all reasonable remedies to recover such Taxes from such Taxing Authority. In addition, to the extent that Purchaser does not withhold from the Consideration and it is subsequently determined that such withholding was required by Law, Sellers shall severally and not jointly indemnify and hold harmless Purchaser to the extent of any costs and Taxes that are due and owing from the Purchaser to the applicable Taxing Authority. The indemnification obligations contained in this Section 2.2(c) shall not be subject to the limitation as to survival period contained in Section 9.1 or the limitations contained in Section 9.5 (other than Section 9.5(e)).
          2.3 Closing. (a) The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York time, on the second (2nd) Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), but not prior to August 6, 2009, unless mutually agreed upon by the Shareholders’ Representative and the Parent, or at such other place, time or date as may be mutually agreed upon in writing by the Shareholders’ Representative and Parent (the “Closing Date”).
          (b) At the Closing:
          (i) The Sellers shall deliver to Purchaser duly completed and signed share transfer forms on behalf of each of the Sellers in respect of the Shares, in customary form to be provided by the Company prior to the Closing, in favor of the Purchaser or such Persons as the Purchaser may direct, together with any relevant share certificates, free and clear of all Liens (other than Liens imposed by Parent and its Subsidiaries);
          (ii) The Sellers, Parent, Purchaser and the Shareholders’ Representative shall enter into each of the Ancillary Agreements to the extent a party thereto;

          (iii) Parent shall cause Purchaser to, and Purchaser shall, pay to the Sellers, on behalf of itself and its applicable Subsidiaries, (A) by wire transfer, to an account or accounts designated by the Shareholders’ Representative not less than two (2) Business Days prior to the Closing, immediately available funds in an amount equal to the Cash Consideration; and (B) shares evidencing the Stock Consideration, as adjusted pursuant to Section 2.4 (provided that such amounts shall be decreased by the shares of Parent Series A Preferred Stock deposited in the Escrow Account);
          (iv) Parent shall cause Purchaser to, and Purchaser shall, deposit with an escrow agent mutually acceptable to the Shareholders’ Representative and Parent (the “Escrow Agent”), pursuant to the Escrow Agreement, the Parent Series A Preferred Stock payable pursuant to Section 2.2(a)(i)(C); and
          (v) The parties shall enter into such other documents and agreements as may be reasonably necessary to consummate the transactions contemplated hereby, such other documents and agreements to be consistent with the terms of this Agreement.
          2.4 Adjustment to Stock Consideration and Structure; Allocation of Consideration. (a) If, after the date of this Agreement and prior to the Closing Date, Parent pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any ordinary shares of Parent Common Stock, then the Stock Consideration shall be equitably adjusted to provide to the Sellers the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Stock Consideration, subject to further adjustment in accordance with this Section 2.4.
          (b) If either Parent or the Shareholders’ Representative determines that it is necessary or advisable to restructure the Sale due to the Tax consequences of the current structure of the Sale contemplated in this Agreement, including a post-Closing corporate reorganization of Parent’s Subsidiaries, then the parties hereto will collaborate reasonably and in good faith in order to determine an alternative structure for the Sale. In all events, the chosen structure will not adversely affect any of the parties hereto, impact the Tax consequences of the transaction to any of the parties hereto or delay the Closing, and the chosen structure will preserve the economic consequences to all parties of the transactions contemplated by this Agreement.
          2.5 Atorvastatin Payments. Parent shall cause Purchaser to, and Purchaser shall, pay to the Sellers in the proportions set forth on Section 2.2(a) of the Company Disclosure Letter:
          (a) during any time that the Competition Condition is not satisfied, an amount or amounts equal to fifty percent (50%) of the Post-Tax Gross Profits from Sales of the Generic Product in the United States from the Commencement Date (as defined on Section 2.5(a) of the Company Disclosure Letter) (such date, the “Atorvastatin Launch Date”) through and including May 31, 2013 (the “Atorvastatin Payment Period”) by Parent, the Company or any of their respective Subsidiaries;

          (b) and, at any time that the Competition Condition is satisfied during the Atorvastatin Payment Period:
          (i) an amount or amounts equal to eighty-five percent (85%) of the Post-Tax Gross Profits from Sales of the Generic Product in the United States by Parent, the Company or any of their respective Subsidiaries during the Atorvastatin Payment Period until Sellers have received $175,000,000 in the aggregate pursuant to Section 2.5(a) or this Section 2.5(b)(i);
          (ii) and, thereafter after the Sellers have received $175,000,000 in the aggregate pursuant to Section 2.5(a) or 2.5(b)(i), an amount or amounts equal to fifteen percent (15%) of the Post-Tax Gross Profits from Sales of the Generic Product in the United States by Parent, the Company or any of their respective Subsidiaries through the end of the Atorvastatin Payment Period (such amounts to be paid pursuant to Section 2.5(a) or this Section 2.5(b), the “Atorvastatin Payments”); provided that the Atorvastatin Payments received by the Sellers pursuant to Sections 2.5(b)(i) and 2.5(b)(ii) shall not exceed $250,000,000 in the aggregate (but for the avoidance of doubt not including payments pursuant to Section 2.5(a)).
          (c) The Atorvastatin Payments shall be made from and after the Closing Date for each calendar quarter through May 31, 2013 as soon as practicable (but in any event within sixty (60) days of the end of such calendar quarter), or otherwise as provided herein. Together with any such payment, Parent shall deliver to the Shareholders’ Representative a certificate signed by the Chief Financial Officer of Parent (each, an “Atorvastatin Payment Certificate”), setting forth for such period the amount of such Atorvastatin Payment (including the calculation thereof, in reasonable detail). Parent shall provide copies of any reports, correspondence or notices delivered pursuant to the Atorvastatin Agreement (as defined on Section 2.5(c) of the Company Disclosure Letter) at the same time that such report, correspondence or notice is delivered pursuant to the Atorvastatin Agreement, where such matter relates to any portion of the Atorvastatin Payment Period or is sent during such period.
          (d) Upon a Change in Control of Parent during the Atorvastatin Payment Period in which Parent is not the surviving entity, Parent shall cause its successor or the assignee of the majority of its assets to guarantee in writing, for the benefit of the Sellers, the performance of the obligations set forth in this Section 2.5.
          2.6 Covenants with Respect to Payments. (a) So long as Purchaser shall have any payment obligations pursuant to Section 2.5, Parent and its Subsidiaries shall, unless otherwise consented to in writing by the Shareholders’ Representative on behalf of the Sellers, (i) use commercially reasonable best efforts to derive the full benefits of all of its rights under the Atorvastatin Agreement; (ii) comply in all material respects with the terms of the Atorvastatin Agreement; (iii) to the extent not covered by (ii), operate its business relating to the Atorvastatin Agreement in substantially the same manner as Parent and its Subsidiaries would operate such business if all of the benefits thereof were for the sole benefit of Parent; (iv) not take any action that would reasonably be expected to result in, or has as a primary purpose the intention of, or is reasonably expected to have the effect of, eliminating, avoiding or reducing the Post-Tax Gross Profits from Sales of the Generic Product or any payments or material benefits thereof that would otherwise be collectible by Parent and its Subsidiaries, or payable to or likely to accrue to the Sellers pursuant to Section 2.5; and (v) not amend or modify the Atorvastatin Agreement in a manner that would eliminate, avoid or reduce any payments or material benefits thereof that would otherwise be collectible by Parent and its Subsidiaries, or payable to or likely to accrue to the Sellers pursuant to Section 2.5. In addition, during any period where Parent shall have any payment obligations pursuant to Section 2.5, at the Shareholders’ Representative’s request (not to be made more than once per calendar quarter), an appropriate executive officer of Parent shall meet with the Shareholders’ Representative to discuss the operation of Parent’s and its Subsidiaries’ business with respect to the Atorvastatin Agreement and other relevant agreements and the Generic Product.
          (b) (i) If the Shareholders’ Representative disagrees with Parent’s calculation of any payments as set forth in an Atorvastatin Payment Certificate or if Parent shall fail to deliver an Atorvastatin Payment Certificate (and payment) when due, the Shareholders’ Representative may deliver a notice to Parent disagreeing with Parent’s calculation of the amount contained in such Certificate, or stating the failure to make delivery and/or payment, with accompanying reasonable detail as may be available (such notice, a “Payment Dispute Notice”).
          (ii) Upon delivery to Parent of a Payment Dispute Notice, Parent, represented by an executive officer, and the Shareholders’ Representative shall, during the ten (10) Business Day period following the delivery of such notice of disagreement (the “Resolution Period”), use their reasonable best efforts to reach agreement on the disputed items or amounts. If at the conclusion of the Resolution Period there are any amounts remaining in dispute, then all amounts remaining in dispute shall, unless otherwise agreed by Parent and the Shareholders’ Representative, be submitted to Ernst & Young LLP (or such other independent accounting firm with no substantial relationship with the Company, the Sellers or Parent, mutually agreed to by the Parent and the Shareholders’ Representative) (the “Neutral Auditor”) no later than the tenth (10th) Business Day after the expiration of the Resolution Period. The Neutral Auditor shall be instructed to determine, in accordance with this Agreement, the amount of each disputed item or amount and requested to complete such determination within thirty (30) days after the submission of such disputed items or amounts to the Neutral Auditor. The Neutral Auditor shall not serve as an arbitrator. With respect to each disputed item or amount, the Neutral Auditor shall adopt a position that is either equal to Parent’s proposed position, equal to the Shareholders’ Representative’s proposed position, or between the positions proposed by Parent and the Shareholders’ Representative. The determination of the Neutral Auditor shall be final and binding upon Parent and the Shareholders’ Representative.
          (iii) Upon the final determination of any disputed amount, the payment owed to the Sellers shall be increased or decreased, as the case may be, by the amount by which such finally determined payment exceeds or is less than such payment as shown on the Atorvastatin Payment Certificate. Any adjustments to a payment that are made pursuant to this Section 2.6(b)(iii) shall bear interest at the daily Prime Rate (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period plus 250 basis points from the applicable payment date to the date of such payment. Any adjustments to a payment pursuant to this Section 2.6(b)(iii) and the interest thereon shall be paid by wire transfer in immediately available funds to an account specified by the party to whom such payment is owed.
          (iv) Parent shall provide to the Shareholders’ Representative, his Representatives, full access during regular business hours to relevant personnel, business, financial and accounting records in order to verify the accuracy of any payment to be made pursuant to Section 2.5 or any Atorvastatin Payment Certificate, or in connection with the subject of a Payment Dispute Notice. The parties shall cooperate with any information request of the Neutral Auditor.
          (v) In the event that Purchaser is found to have underpaid any amount due under Section 2.5 by more than five percent (5%) for two of any four consecutive payments, Purchaser shall reimburse the Shareholders’ Representative for all costs and expenses incurred, including reasonable attorneys’ and advisors’ fees, in connection with any such disputes.
          (vi) In the event that the Shareholders’ Representative delivers a Payment Dispute Notice, and Purchaser is subsequently found to have correctly paid any amounts due under Section 2.5, for two of any four consecutive Dispute Notices, Shareholders’ Representative shall reimburse the Purchaser for all costs and expenses incurred, including reasonable attorneys’ and advisors’ fees, in connection with any such disputes.
          (vii) In the event it is subsequently determined that Purchaser has made an over-payment to the Sellers pursuant to Section 2.5 only, Purchaser may adjust a future payment to reflect such over-payment, following notice to the Shareholders’ Representative and the Shareholders Representative’s agreement as to such amount (or based on resolution pursuant to this clause (b)). In no event shall Parent or Purchaser be entitled to seek reimbursement of any overpayment at any time on or after the ninetieth (90th) day following the final payment under Section 2.5.
          (c) Remedy for Non-Payment or Breach. If Purchaser does not pay any amount due under Section 2.5, other than amounts in dispute in good faith, within the time period specified therein, such amount shall bear interest at the rate of ten percent (10%) per annum from the date the payment was due through the payment date; provided that if Purchaser shall not have paid such undisputed amount within thirty (30) days of the time period specified, such amount shall thereafter bear interest at a rate equal to ten percent (10%) per annum plus the greater of (i) the six month London Interbank Offered Rate or (ii) the Prime Rate (expressed as a rate per annum) published in The Wall Street Journal. Upon resolution of any claim brought by the Shareholders’ Representative for overdue payment, Parent shall cause Purchaser to, and Purchaser shall, pay all such amounts determined to have been payable to Sellers under Section 2.5, together with the costs and expenses (including, if applicable, reasonable attorneys’ and advisors’ fees) incurred by the Shareholders’ Representative in connection with its collection efforts.

          (d) Contingent Payments Additional Capital Sums. The Parties agree and acknowledge that (i) the Atorvastatin Payments, payable pursuant to Section 2.2(a)(ii) and as provided in Section 2.5 are provided as a result of bona fide difficulties in determining the present value of the Company; (ii) such payments represent (and shall be reported by Parent as) capital sums payable as additional consideration for the Shares; and (iii) such payments do not represent royalties. Parent agrees that such payments to be paid to Sellers shall be reported by Parent as deferred payments subject to installment sale treatment under Section 453 of the Code, or similar provision of state, local or foreign Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the disclosure letter delivered to Parent at or prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent as follows. The Company Disclosure Letter is arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article III, and the disclosure in any paragraph of the Company Disclosure Letter shall qualify the corresponding paragraph in this Article III and such other paragraphs if it is reasonably apparent that such disclosure is applicable to such other paragraphs.
          3.1 Organization and Qualification; Subsidiaries. (a) The Company is a corporation incorporated under the Laws of Malta and has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing, if applicable, as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority would not reasonably be expected to have a Company Material Adverse Effect.
          (b) Section 3.1(b) of the Company Disclosure Letter sets forth a list of each of the Company’s Subsidiaries, including each such Subsidiary’s jurisdiction of incorporation or organization and the Company’s direct or indirect beneficial ownership interest in such Subsidiary, as of the date hereof. Each such Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its organization and has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing, if applicable, as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority, would not reasonably be expected to have a Company Material Adverse Effect.
          (c) The Company has delivered or made available to Parent a copy of the memorandum of association and articles of association, and certificate or articles of incorporation and bylaws (or like organizational documents) of the Company and each of its material Subsidiaries, and each such copy is true, correct and complete in all material respects. The Company is not in violation of any of the provisions of its memorandum of association or articles of association. Each material Subsidiary of the Company is not in violation of any of the provisions of its respective certificate or articles of incorporation or bylaws (or like organizational documents), except as would not reasonably be expected to have a Company Material Adverse Effect.
          (d) Section 3.1(d) of the Company Disclosure Letter sets forth a list of each joint venture, partnership, limited liability company or other similar agreements or arrangements of the Company and its Subsidiaries (the “Company Joint Ventures”), including each such Company Joint Venture’s jurisdiction of incorporation or organization and the Company’s direct or indirect beneficial ownership interest in such Company Joint Venture. Each such interest has been duly issued to the Company or its Subsidiary and such interests are fully paid and nonassessable.
          3.2 Capitalization of the Company. (a) The authorized share capital of the Company consists of 500,000,000 ordinary shares, with a nominal value of $1, and 1,000 preference shares, with a nominal value of $0.01. As of May 21, 2009, there were 32,684,282 ordinary shares issued and outstanding and 1,000 preference shares issued and outstanding (400 of which were held by the Company). The Shares are duly authorized, validly issued, fully paid and nonassessable and, other than any ordinary shares or preference shares owned by the Company, are owned by the Sellers, free and clear of all Liens. Except as set forth above or in the Company Disclosure Letter, other than the Shares, no ordinary shares or preferred shares or other ownership interest in the Company is issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in the Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company. None of the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.
          (b) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares.
          3.3 Authority Relative to This Agreement. The Company has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Sale and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The board of directors of the Company has approved and adopted this Agreement and the transactions contemplated herein. The Company has received the required approval by its holders of its securities required to approve and adopt this Agreement and the transactions contemplated herein.

          3.4 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity or Self-Regulatory Organization is required on the part of the Company for the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Sale and the other transactions contemplated by this Agreement, except (a) compliance with any applicable requirements of the HSR Act; or (b) the failure of which to make or obtain would not reasonably be expected to have a material adverse effect on the Company or to materially delay, or impair or prevent, consummation of the transactions contemplated hereby. Assuming compliance with the items described in clause (a) of the preceding sentence, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Sale or the other transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the memorandum of association or articles of association of the Company or any of its material Subsidiaries; (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract; or (iii) violate or infringe any Law applicable to the Company or any of its Subsidiaries, taken as a whole, or any of their respective properties or assets; except in the case of clause (ii) or (iii), for breaches, violations, infringements, defaults, Liens or other rights that would not reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or that would materially delay, or impair or prevent, consummation of the transactions contemplated hereby.
          3.5 [Intentionally Omitted].
          3.6 Financial Statements; Liabilities. (a) Section 3.6 of the Company Disclosure Letter contains the following financial statements (collectively, with any notes thereto, the “Financial Statements”): the audited consolidated balance sheet and statement of operating income and expenses of the Company as of and for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 and the unaudited consolidated balance sheet and statement of operating income and expenses of the Company as of and for the four-month period ended April 30, 2009. Except as noted or reflected therein, the Financial Statements have been prepared in accordance with IFRS (or with respect April 30, 2009, follow IFRS principles and have been prepared by management in a manner consistent with prior interim principles) and provisions of the Companies Act applied on a consistent basis, and present fairly, in all material respects, the consolidated financial position and the consolidated results of operations of the Company as of December 31, 2007, December 31, 2008 and April 30, 2009, except that the Financial Statements as of April 30, 2009 do not include footnotes that would be required by IFRS and provisions of the Companies Act and are subject to year-end adjustments in the ordinary course.
          (b) As of the date of this Agreement, there are no material liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether or not accrued, contingent or otherwise, that would be required by IFRS and provisions of the Companies Act to be reflected on a consolidated balance sheet of the Company, other than those that (i) are reflected or reserved against on the Financial Statements; (ii) have been incurred in the ordinary course of business of the Company and its Subsidiaries; (iii) have been discharged or paid off; or (iv) are contemplated by this Agreement, including in connection with Section 6.21.
          3.7 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2008 through the date hereof, (i) there has not occurred any event, circumstance, change or effect outside the ordinary course which would be a breach of Section 6.4(a), (d), (e), (h), (l), (m) or (q) hereof, had such event, circumstance, change or effect occurred after the date hereof; and (ii) there has not been any event that has had a Company Material Adverse Effect or any state of facts, change, development, event, condition or occurrence that, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.
          3.8 Litigation; Compliance with Laws. (a) (i) There is no Action pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries, or as to which the Company, or any of its Subsidiaries has received any written notice of assertion or before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign, or for which the Company or any of its Subsidiaries is obligated to indemnify a third party, that, individually or in the aggregate, would be reasonably likely to (A) have a Company Material Adverse Effect or (B) prevent the consummation of the transactions contemplated by this Agreement; and (ii) there is no judgment, edict, ruling, order, finding, pronouncement, determinate, decision, opinion, sentence, subpoena, letter, writ or award (“Order”) of any Governmental Entity outstanding against the Company or any of its Subsidiaries that would be reasonably likely to have any effect referred to in clauses (A) or (B) above.
          (b) The Company and each of its Subsidiaries are in material compliance with all Laws. Except as disclosed on Section 3.8(b) of the Company Disclosure Letter, no material investigation, audit, inquiry or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same. This Section 3.8(b) does not relate to employee benefits, Tax, environmental or Intellectual Property, which are exclusively addressed in Sections 3.10, 3.12, 3.13, 3.14, respectively.
          (c) Neither the Company nor any of its Subsidiaries is in default or violation of the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), the Anti-Inducement Law, Social Security Act, § 1128A(a)(5) (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), the exclusion laws, SSA § 1128 (42 U.S.C. 1320a-7), the Clinical Laboratory Improvement Amendments (42 U.S.C. § 263(a) et seq.), the Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the Controlled Substances Act (21 U.S.C. 801 et seq.), the Medicare Program (Title XVIII of the Social Security Act), the Medicaid Program (Title XIX of the Social Security Act), the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), Medicare average sales price reporting requirements (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126), any state pharmaceutical assistance program, U.S. Department of Veterans Affairs agreement, the regulations promulgated thereunder, and any other similar Law (collectively, “Health Care Laws”), except for violations, breaches or defaults that would not reasonably be expected to materially delay, or impair or prevent consummation of the transactions contemplated hereby, and, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
          3.9 Permits. Except as would not be material to the Company and its Subsidiaries taken as a whole, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations and other authorizations, certificates, consents, clearances, licenses and approvals of all Governmental Entities or Self-Regulatory Organizations necessary for the conduct of their respective businesses as presently conducted (the “Company Permits”). The Company and its Subsidiaries are in material compliance with the terms of the Company Permits and all such Company Permits are in full force and effect or a renewal application has been timely filed, except for any non-compliance, failure to have in full force and effect or to renew as would not, individually, or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor its Subsidiaries has received any written notice of any expiration of, pending expiration of, changes to, or pending changes to any material Permit, other than ordinary course expirations subject to renewal or changes which do not materially impair the operation of the business of the Company.
          3.10 Employee Benefit Matters. (a) Section 3.10(a) of the Company Disclosure Letter includes a complete list of all material Employee Benefit Plans subject to the Laws of the United States (each, a “U.S. Employee Benefit Plan”) and all material Employment Agreements. Within thirty (30) Business Days after the date hereof, the Company shall provide a list of all material Foreign Plans (as defined below). The Company has delivered or made available (or shall, with respect to any Foreign Plans, within thirty (30) Business Days after the date hereof, deliver or make available) to Parent a true, correct and complete copy of each (i) material Employee Benefit Plan (or, if not written, a written summary of its material terms), including, solely with respect each U.S. Employee Benefit Plan, (A) all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) all summaries and summary plan descriptions, including any summary of material modifications, (C) the most recent annual report (Form 5500) filed with the Internal Revenue Service, and (D) the most recent determination or opinion letter issued by the Internal Revenue Service and each (ii) material Employment Agreement.
          (b) Solely with respect to the U.S. Employee Benefit Plans and any material employment agreements subject to the Laws of the United States (each, a “U.S. Employment Agreement”), as applicable:
          (i) Section 3.10(b) of the Company Disclosure Letter identifies each U.S. Employee Benefit Plan that is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code (“Qualified Plans”). With respect to each Qualified Plan, the Internal Revenue Service has issued a favorable determination letter with respect to its qualified status or a favorable prototype opinion letter, that has not been revoked, the related trust which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and the Company knows of no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the exempt status of any related trust.

          (ii) Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) all U.S. Employee Benefit Plans have been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and (B) contributions required to be made under the terms of any of the U.S. Employee Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the unaudited consolidated balance sheet of the Company as of April 30, 2009.
          (iii) Neither the execution and delivery of this Agreement nor the consummation of the Sale or the other transactions contemplated by this Agreement will (either alone or in conjunction with any other event such as termination of employment) (A) result in any payment following the Closing becoming due to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries; or (B) result in any acceleration of the time of payment, funding or vesting of any benefits or payments under any U.S. Employee Benefit Plan or any U.S. Employment Agreement. No amount that has been or could be received (whether in cash or property or the vesting of property), by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any U.S. Employee Benefit Plan, U.S. Employment Agreement or other compensatory plan or arrangement would be reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), as a result of the consummation of the transactions contemplated by this Agreement.
          (iv) To the knowledge of the Company, (A) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any U.S. Employee Benefit Plan that could result in liability to the Company or an ERISA Affiliate, and (B) no Action has been brought, or to the knowledge of the Company is threatened, against or with respect to any such U.S. Employee Benefit Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor (other than routine benefits claims).
          (v) No U.S. Employee Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA.
          (vi) Except as required by Law, no U.S. Employee Benefit Plan or U.S. Employment Agreement provides any of the following retiree benefits to any Person: medical, disability or life insurance benefits. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each ERISA Affiliate are in material compliance with (A) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (B) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.
          (vii) Except as would not reasonably be expected to have a Company Material Adverse Effect, (A) each U.S. Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code was, as of January 1, 2009, in documentary and operational compliance with Section 409A of the Code and the then applicable guidance issued by the Internal Revenue Service thereunder (together, the “409A Authorities”) and (B) since January 1, 2009, each Nonqualified Deferred Compensation Plan has remained in documentary and operational compliance with the 409A Authorities. No current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Taxes imposed under Sections 280G and 409A of the Code or interest or penalty related thereto.
          (viii) There does not now exist, and there are no circumstances that could reasonably be expected to result in, any Controlled Group Liability with respect to the Company that would be a liability of Parent or its Subsidiaries following the Closing. For the purpose of this Section 3.10(b)(viii), “Controlled Group Liability” means any and all liabilities, contingent or otherwise (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 601 et seq. of the Code and Section 601 et seq. of ERISA, and (E) to the extent applicable, under corresponding or similar provisions of foreign laws or regulations, in each case, other than in each case, any such liabilities that arise solely out of, or relate solely to, the Employee Benefit Plans.
          (c) With respect to employee benefit plans, programs, and other arrangements providing incentive compensation or other benefits, including incentive compensation or other benefits similar to those provided under any U.S. Employee Benefit Plan, to current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, or dependent thereof, which plan, program or arrangement is subject to the Laws of any jurisdiction outside of the United States (“Foreign Plans”), except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Foreign Plans have been maintained in all material respects in accordance with all applicable requirements and all applicable Laws, (ii) if they are intended to qualify for special tax treatment, the Foreign Plan meet all requirements for such treatment, (iii) if they are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Foreign Plans.
          (d) The representations and warranties contained in this Section 3.10 constitute the sole representation and warranties of the Company relating to employee benefits matters.

          3.11 Labor Matters; Employees. The Company is not a party to any collective bargaining or other labor Contract, other than any of the foregoing which is industry-wide or statutorily or locally mandated or required, or which occurs after the date hereof and is not material to the operation of the Company’s business. Except as would not reasonably be expected to have a Company Material Adverse Effect, there has not been during the three-year period prior to the date hereof, there is not as of the date hereof pending or existing, and, to the knowledge of Company, there is not threatened as of the date hereof (i) any strike, slowdown, picketing, work stoppage or employee grievance process against the Company; (ii) any material Action against or affecting the Company relating to the alleged violation of any Law or Order pertaining to labor relations or employment matters, including any material charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Entity, organizational activity, or other material labor or employment dispute against or affecting the Company; or (iii) any application for certification of a collective bargaining agent. To the knowledge of the Company, as of the date hereof (A) no event has occurred or circumstance exists that could provide the basis for any work stoppage or other material labor dispute and (B) there is no lockout of any employees by the Company, and no such action is contemplated by the Company.
          3.12 Taxes.
          (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect
          (i) All Tax Returns required to be filed on or prior to the date of this Agreement by, or with respect to any activities of, the Company or any of its Subsidiaries have been timely filed, all Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown to be due on such Tax Returns) have been paid and all such Tax Returns were correct and complete.
          (ii) To the knowledge of the Company, no written claim has been made in the last three (3) years by an authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has or has had any nexus, within the last three (3) years, with any jurisdiction (other than the United States) where the Company or such Subsidiary does not file a Tax Return, which nexus has subjected or could reasonably be expected to have subjected it to Tax in such jurisdiction.
          (iii) The accrued but unpaid Income Taxes of the Company and its Subsidiaries, as of the date of the 2008 Balance Sheet, will not exceed the reserve for such Income Taxes shown on the face of the 2008 Balance Sheet (rather than any notes thereto) and, since the date of the 2008 Balance Sheet, the Company and its Subsidiaries have not incurred any Taxes outside of the ordinary course of business or otherwise inconsistent with past practice.
          (iv) No deficiencies for Taxes of the Company or any of its Subsidiaries have been claimed or proposed in writing by any Taxing Authority or other

Governmental Entity. There is no pending determination by any Taxing Authority that the Company or any of its Subsidiaries has failed to pay any liability in respect of Taxes of the Company or such Subsidiaries. There are no audits for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have delivered or made available to Parent complete and accurate copies of all Tax Returns for income Taxes and all other material Tax Returns of the Company and each of its Subsidiaries (and their respective predecessors) for all taxable years since December 31, 2006 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and any of its Subsidiaries (and their respective predecessors) since December 31, 2006. Neither the Company nor any of its Subsidiaries has (nor has any predecessor) waived any statute of limitations in respect of Taxes which is currently in effect or agreed to any extension of time with respect to a Tax assessment or deficiency which is currently in effect, nor has any request been made in writing for any such extension or waiver. No currently effective power of attorney with respect to any Taxes has been executed or filed with any Tax Authority.
          (v) There are no Liens for Taxes on any assets of the Company or any of its Subsidiaries other than Permitted Liens.
          (vi) There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements, other than customary gross-up or indemnification provisions on credit agreements, derivatives, leases, licensing and similar agreements entered into in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which it is bound that makes it liable for any Taxes of any Person other than the Company or any of its Subsidiaries.
          (vii) Neither the Company nor any of its Subsidiaries has any liability for any Taxes of any Person other than itself (other than with respect to customary gross-up or indemnification provisions on credit agreements, derivatives, leases, licensing and similar agreements entered into in the ordinary course of business) other than for another Subsidiary or the Company. Neither the Company nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated, aggregate or unitary group of persons for purposes of determining Tax liability or filing any Tax Returns other than a group solely consisting of the Company and/or one of its Subsidiaries.
          (viii) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
          (b) Neither the Company nor any of its Subsidiaries other than Cobalt Laboratories, Inc. (nor any of their respective predecessors) (i) has, within the past six years, been engaged in a trade or business in the United States or has maintained a permanent establishment (within the meaning of an applicable tax treaty) in the United States; (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (iii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulation Section 301.7701-5(a).
          (c) Neither the Company nor any of its Subsidiaries has ever filed an entity classification election Form 8832 under Section 7701 of the Code that cannot be modified.
          (d) Neither the Company nor any of its Subsidiaries has ever made an election under Section 897(i) of the Code. Neither the Company nor any of its Subsidiaries has ever been a U.S. real property holding company within the meaning of Section 897 of the Code.
          (e) The representations and warranties contained in this Section 3.12 constitute the sole representations and warranties of the Company relating to Tax matters, other than the representations and warranties contained in Section 3.10 relating to employee benefit matters.
          3.13 Environmental Matters. (a) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, and to the knowledge of the Company any past non-compliance by the Company and its Subsidiaries with applicable Environmental Laws has been resolved.
          (b) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company has all Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing; and (ii) no such Environmental Permit is or will be subject to review, revision, major modification or prior consent by any Governmental Entity as a result of the consummation of the transactions contemplated by this Agreement.
          (c) (i) None of the Company or any of its Subsidiaries has received any notice of any material violation of or material liability under Environmental Laws, nor (ii) to the knowledge of the Company, is there any such violation which is likely to form the basis of any such notice.
          (d) There are no pending or, to the knowledge of the Company, threatened material civil, criminal or administrative Actions pursuant to Environmental Laws or with respect to Hazardous Materials against the Company or any of its Subsidiaries or, to the knowledge of the Company, related to the Owned Real Property, the Leased Real Property or any other facility owned or operated by the Company or any of its Subsidiaries within the last two (2) years.
          (e) To the knowledge of the Company, there has been no presence of storage tanks at or presence or release of any Hazardous Materials on, at, or from the Owned Real Property or the Leased Real Property or any other facility operated by the Company or any of its Subsidiaries, except (i) in material compliance with applicable Environmental Laws and (ii) in a manner or in quantities or locations that would not require investigation or material remediation of soil or groundwater under applicable Environmental Laws; and neither the Company nor any of its Subsidiaries has received any written notice with respect to such presence or release.

          (f) Neither the Company nor any Subsidiary, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any off-site location which, to the knowledge of the Company, has resulted in, or would be reasonably expected to result in, a material liability to the Company.
          (g) To the knowledge of the Company, there are no material Liens or institutional or engineering controls applicable to any Owned Real Property or Leased Real Property arising out of or pursuant to applicable Environmental Laws.
          (h) To the knowledge of the Company, there are no other material acts, activities, circumstances or conditions that have resulted in or would be reasonably expected to result in, the Company incurring a material liability or obligation pursuant to any applicable Environmental Laws.
          (i) The representations and warranties contained in this Section 3.13 contain the sole representation and warranties of the Company relating to environmental matters.
          3.14 Intellectual Property. (a) Section 3.14(a) of the Company Disclosure Letter contains a true and complete list of all material Intellectual Property owned as of the date hereof by, or licensed by, any of the Company or any of its Subsidiaries that have been issued or registered or are the subject of a pending application for issuance or registration. Each of the Company and its Subsidiaries owns or has a valid right to use or license the Intellectual Property listed on Section 3.14(a) of the Company Disclosure Letter free and clear of all Liens. To the knowledge of the Company, such Intellectual Property is valid and enforceable in all material respects.
          (b) As of the date of this Agreement, each Contract related to material Intellectual Property represents a valid and binding obligation and benefit of the Company or its Subsidiary party thereto, and to the knowledge of the Company, the other parties thereto, enforceable by and against the Company and its Subsidiaries, and to the knowledge of the Company, the other parties thereto in accordance with its terms, in each case in all material respects and subject to the Bankruptcy and Equity Exception. True and complete copies of each such Contract have been made available by the Company to Parent. Each of the Company and its Subsidiaries has performed all obligations required to be performed by it, as applicable, under each such Contract, except as has not had a Company Material Adverse Effect. Except as has not had a Company Material Adverse Effect, to the knowledge of the Company, no other party to any such Contract is in material default with respect thereto.
          (c) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries owns, or is validly licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to the knowledge of the Company, the use of any Intellectual Property by the Company and its Subsidiaries and the conduct of its business as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (iii) to the knowledge of the Company, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (iv)

except with respect to claims made in respect of ANDAs filed by the Company or any of its Subsidiaries in the United States under paragraph IV of the Hatch-Waxman Act or with respect to applications for approval of generic pharmaceutical products filed under comparable Laws in territories outside the United States, neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending Action against the Company or any of its Subsidiaries with respect to any (A) Intellectual Property used by the Company and its Subsidiaries, or (B) any Intellectual Property owned by any Person, and as of the date hereof are unaware of any facts or events that would give rise to any Action against the Company that is likely to succeed.
          (d) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken all necessary steps to protect the confidentiality and value of all material trade secrets and any other material confidential information that is owned, licensed, used or held by the Company and its Subsidiaries in confidence, including entering into licenses and Contracts that require employees, licensees, contractors, and other Persons with access to trade secrets or other confidential information to safeguard and maintain the secrecy and confidentiality of such trade secrets. To the knowledge of the Company, the Company and its Subsidiaries have recorded each assignment of a U.S. registered Intellectual Property right with the U.S. Patent and Trademark Office.
          (e) The representations and warranties contained in this Section 3.14 constitute the sole representations and warranties of the Company relating to Intellectual Property matters.
          3.15 Material Contracts. (a) Section 3.15(a) of the Company Disclosure Letter lists all the Company Material Contracts as of the date of this Agreement. The Company has delivered or made available to Parent accurate and complete copies of all written Company Material Contracts identified in Section 3.15(a) of the Company Disclosure Letter, including all amendments thereto.
          (b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each of the Company Material Contracts is in full force and effect and is a valid and binding obligation of the Company or its Subsidiary party thereto, and to the knowledge of the Company, the other parties thereto, enforceable against the Company and its Subsidiaries, and to the knowledge of the Company, the other parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Company and its Subsidiaries has performed, in all material respects, all obligations required to be performed by it, as applicable, under each Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, any other communication regarding any material violation or breach of, or default under, any Company Material Contract. To the knowledge of the Company, no other party to any Company Material Contract is in material default with respect thereto. Except as would not have a Company Material Adverse Effect, with respect to the Company Material Contracts, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (i) give any Person the right to declare a default or exercise any remedy under any Company Material Contract, (ii) give any Person the right to accelerate the maturity or performance of any Company Material Contract, or (iii) give any Person the right to cancel, terminate or materially modify any Company Material Contract.
          3.16 Suppliers. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have good commercial relationships with each of their suppliers of active ingredients, bulk chemical products and finished drug products and, to the knowledge of the Company, there are no facts concerning such suppliers that would reasonably be expected to result in any material interruption in the timely supply by such suppliers to the Company and its Subsidiaries of any such materials where such supply could not be replaced. As of the date hereof, no such supplier has notified the Company or its Subsidiaries in writing that it intends to terminate or materially alter the terms of its supply relationship with the Company and its Subsidiaries, except as, individually or in the aggregate with all such notifications, is not reasonably likely to have a Company Material Adverse Effect.
          3.17 Affiliate Transactions. No executive officer or director of the Company or any Person owning five percent (5%) or more of the Shares (or any of such Person’s immediate family members or Affiliates) (a) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective assets, rights or properties; (b) has any interest in any property owned by the Company or any of its Subsidiaries; or (c) has engaged in any transaction involving the Company, any of its Subsidiaries, or any of their respective assets, rights or properties within the last twelve (12) months, in each case, which involves payment by or to such Person of more than $120,000 in the aggregate or, in each case, other than pursuant to employment arrangements or reimbursement of business expenses.
          3.18 Properties. (a) The Company or one of its Subsidiaries, as the case may be, (i) holds good, marketable and valid fee simple title to all of the real properties set forth on Section 3.18(a) of the Company Disclosure Letter, which real properties constitute all the real property owned by the Company or its Subsidiaries (all such interests in real property, but only to the extent used in the business of the Company and its Subsidiaries, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property are referred to herein, collectively, the “Owned Real Property”), and such Owned Real Property is free and clear of all Liens, title defects, contractual restrictions, covenants and reservations of interests in title (collectively, “Property Restrictions”) except for Permitted Liens; and/or (ii) holds the Owned Real Property free of any outstanding options or rights of first refusal or offer or other similar pre-emptive rights to purchase or lease the Owned Real Property or any portion thereof or interest therein, which would be triggered by the execution and delivery of this Agreement or the Closing hereunder. The Company or its applicable Subsidiary is in possession of all of the Owned Real Property and has not entered into any lease, sublease, license or other occupancy agreement that would be material to the Company and its Subsidiaries, taken as a whole, with respect to any of the Owned Real Property.
          (b) The Company or one of its Subsidiaries, as the case may be, holds a good and valid leasehold estate in all of the real properties leased, subleased, licensed or otherwise occupied by the Company and its Subsidiaries, which properties are material to the operation of the business of the Company and its Subsidiaries (all such leasehold interests in real property, collectively, the “Leased Real Property,” and together with the Owned Real Property, the

“Company Properties”), and such Leased Real Property is free and clear of all Property Restrictions, except for Permitted Liens. Section 3.18(b) of the Company Disclosure Letter lists each lease, sublease, license or other occupancy agreement or arrangement relating to the material Leased Real Property (each, a “Real Property Lease”). Except as would not have a Company Material Adverse Effect, the Company or its applicable Subsidiary (i) is in possession of all of the Leased Real Property and has the right to use and occupy the Leased Real Property for the full term, and in accordance with the conditions, of the Real Property Lease relating thereto, and each such Real Property Lease is valid and in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary of the Company, subject to the Bankruptcy and Equity Exception; and (ii) has not received any written notice of termination, cancellation, breach or default under any such Real Property Lease and to the knowledge of the Company, as of the date hereof, no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, (i) result in a material violation or breach of any of the provisions of any Real Property Lease, (ii) give any Person the right to declare a default or exercise any remedy under any Real Property Lease, (iii) give any Person the right to accelerate the maturity or performance of any Real Property Lease, or (iv) give any Person the right to cancel, terminate or modify any Real Property Lease.
          (c) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has violated any Lien affecting any of the Company Properties, which violation has not been cured or, if not cured, would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.
          (d) (i) No condemnation proceedings are pending or, to the knowledge of the Company, threatened with respect to any of the Owned Real Property, and (ii) to the knowledge of the Company, no Laws including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation have been violated for any Owned Real Property, or will be violated by the continued maintenance, operation or use of (in the manner currently maintained, operated or used in the business of the Company and its Subsidiaries) any buildings or other improvements on any of the Company Properties, in the case of clauses (i) and (ii) above, which would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.
          3.19 Regulatory Matters. Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, the Company and its Subsidiaries have not received any notification or communication from any Governmental Entity, including the FDA, the Centers for Medicare & Medicaid Services, the Drug Enforcement Administration, and the Department of Health and Human Services Office of Inspector General, of non-compliance by, or liability of, the Company and its Subsidiaries under any Health Care Laws.
          (b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, no products marketed or sold by the Company or its Subsidiaries have been recalled, withdrawn or subject to a field notification, field correction or safety alert (whether voluntarily or otherwise) and no proceedings have occurred (whether completed or pending) seeking to recall, reclassify, re-label, revoke, suspend, or seize any product sold or proposed to be sold by the Company or its Subsidiaries. Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, there are no facts which are reasonably likely to cause: (i) the recall, withdrawal, suspension, field notification, field correction, reclassification, re-labeling or safety alert of any product sold by the Company or its Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.
          3.20 Insurance. The Company and its Subsidiaries maintain insurance policies that are customary for companies of similar size in the industries in which the Company and its Subsidiaries operate.
          3.21 Brokers. Except for J.P. Morgan Securities Inc. (whose fees and expenses shall be borne solely by the Sellers), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or the Sellers, or for which the Company or the Sellers may otherwise be responsible.
          3.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (including the Schedules and Exhibits to this Agreement) or any Ancillary Agreement, none of the Company, or any of its Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Parent, express or implied, at law or in equity, on behalf of the Company or any Affiliate of the Company, and the Company and each of its Affiliates by this Agreement disclaim any such representation or warranty, whether by the Company or any of its Representatives or any other Person, notwithstanding the delivery or disclosure to Parent or any of its Representatives or any other Person of any documentation or other information by the Company or any of its Representatives or any other Person with respect to any one or more of the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
          Except as set forth in the disclosure letter delivered to Parent at or prior to the execution of this Agreement (the “Sellers Disclosure Letter”), each Seller, severally and not jointly, represents and warrants to Parent as follows. The Sellers Disclosure Letter is arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article IV, and the disclosure in any paragraph of the Sellers Disclosure Letter shall qualify the corresponding paragraph in this Article IV and such other paragraphs if it is reasonably apparent that such disclosure is applicable to such other paragraphs.
          4.1 Organization and Qualification. In the case of a Seller that is not a natural person, such Seller is duly organized, validly existing and in good standing, if applicable, under the Laws of its jurisdiction of incorporation.
          4.2 Authority. In the case of a Seller that is not a natural person, such Seller is the type of entity specified in the Preamble and, in the case of each Seller, such Seller has all necessary corporate or other power and authority, and has taken all corporate or other action necessary, to execute, deliver and perform this Agreement and to perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Seller and, assuming the due authorization, execution and delivery of this Agreement by the other parties, constitutes a valid, legal and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.
          4.3 Title to Shares. Such Seller is the lawful record owner of and owns beneficially the Shares set forth opposite such Seller’s name in Section 2.2(a) of the Company Disclosure Letter (which represents all ownership interests in the Company that such Seller holds of record or owns beneficially), free and clear of any Lien. Such Seller is not party to any option, warrant, purchase right, or other Contract or commitment (other than this Agreement) obligating such Seller to sell, transfer, pledge or otherwise dispose of any capital stock of the Company. Such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any share capital of the Company. Upon the Closing, Purchaser shall own all of such Seller’s shares of share capital of the Company free and clear of all Liens (other than Liens imposed by Parent and its Subsidiaries).
          4.4 Consents and Approvals; No Violations. (a) No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity or Self-Regulatory Organization is required on the part of such Seller for the execution, delivery and performance by such Seller of this Agreement or the consummation of the Sale and the other transactions contemplated by this Agreement, except (i) compliance with any applicable requirements of the HSR Act; or (ii) the failure of which to make or obtain would not reasonably be expected to have a material adverse effect on such Seller’s ability to perform its obligations under this Agreement or to materially delay, or impair or prevent, consummation of the transactions contemplated hereby. Assuming compliance with the items described in clause (i) of the preceding sentence, neither the execution, delivery and performance of this Agreement by such Seller nor the consummation by such Seller of the transactions contemplated by this Agreement will (x) conflict with or result in any breach, violation or infringement of any provision of the respective memorandum of association, articles of association, and certificates or articles of incorporation or by-laws (or similar governing documents) of such Seller or any of its Subsidiaries (in each case, in the case of a Seller that is not a natural person); or (y) violate or infringe any Law applicable to such Seller or any of its properties or assets; except in the case of clause (y), breaches, violations, infringements, defaults, Liens or other rights that would not have a material adverse effect on such Seller’s ability to perform its obligations under this Agreement or to materially delay, or impair or prevent, consummation of the transactions contemplated hereby.
          (b) With respect to each Seller who has entered into one or more powers of attorney relating to this Agreement, the Ancillary Agreements and the transactions contemplated hereby (collectively with respect to any such Seller, the “Powers of Attorney”), such Powers of Attorney (i) has been duly authorized and validly executed; (ii) is valid, binding and enforceable with respect to such Seller in accordance with its terms; (iii) is in full force and effect; (iv) is not in violation of any Law applicable to such Seller; and (v) to the extent relied upon in connection with the transactions contemplated hereby, is sufficient to provide Parent and Purchaser with the same rights and remedies such Persons would have as though such Seller had personally executed this Agreement and the applicable Ancillary Agreements, subject, in the case of clauses (ii), (iii) and (iv), to the Bankruptcy and Equity Exception.
          4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller, in each case for which the Company may be liable.
          4.6 Investment Decision; Status. Each Seller or such Seller’s authorized representative has received, has had ample opportunity to review, and has reviewed, a copy of this Agreement and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Agreement and to acquire the Stock Consideration. Each Seller has such knowledge and experience in business and financial matters to enable such Seller to understand and evaluate this Agreement and form of investment decision with respect thereto. Each Seller will be receiving the Stock Consideration for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Stock Consideration. Each Seller acknowledges that the Stock Consideration has not been registered under the Securities Act or any state securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable. Each Seller represents to Parent that it is an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the purpose of acquiring the Stock Consideration. Such Seller’s financial condition is such that it is able to bear the risk of holding the Stock Consideration the period of time applicable to such Seller pursuant to Section 6.12 hereof and the risk of loss of its entire investment.
          4.7 No Other Representations or Warranties. (a) Except for the representations and warranties contained in this Agreement (including the Schedules and Exhibits to this Agreement) or any Ancillary Agreement, neither such Seller nor any of its Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Parent, express or implied, at law or in equity, on behalf of such Seller or any Affiliate of such Seller, and such Seller and each of its Affiliates by this Agreement disclaim any such representation or warranty, whether by such Seller or any of its Representatives or any other Person, notwithstanding the delivery or disclosure to Parent, or any of their Representatives or any other Person of any documentation or other information by such Seller or any of its Representatives or any other Person with respect to any one or more of the foregoing
          (b) Each Seller agrees that none of Parent, Purchaser nor any of their respective Affiliates or Representatives, makes or has made any representation or warranty to such Seller or any of its Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent, Purchaser or any of their respective Subsidiaries or the future business, operations or affairs of Parent or Purchaser or any of their respective

Subsidiaries heretofore or hereafter delivered to, made available to or discussed with such Seller or its Affiliates or Representatives.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND PURCHASER
          Except as set forth in the disclosure letter delivered to the Company and Sellers at or prior to the execution of this Agreement (the “Parent Disclosure Letter”) and except as set forth in the Form 10-K for the year ended December 31, 2008 filed by Parent (excluding any disclosures set forth in any risk factor section thereof or in any section relating to forward-looking statements, or any exhibits), Parent and Purchaser, jointly and severally (in the case of Purchaser, each such representation and warranty shall be first made as of the date of Purchaser’s execution of, and accession to, this Agreement) hereby represent and warrant to the Company and the Sellers as follows. The Parent Disclosure Letter is arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article V, and the disclosure in any paragraph of the Parent Disclosure Letter shall qualify the corresponding paragraph in this Article V and such other paragraphs if it is reasonably apparent that such disclosure is applicable to such other paragraphs.
          5.1 Organization and Qualification; Subsidiaries. (a) Parent is duly organized, validly existing and in good standing under the Laws of Nevada, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is qualified to do business and is in good standing, if applicable, as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have a Parent Material Adverse Effect. Purchaser is a corporation incorporated or organized under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing, if applicable, as a foreign corporation in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing or to have such power or authority would not reasonably be expected to have a Parent Material Adverse Effect. Purchaser is a wholly-owned direct or indirect subsidiary of Parent and was formed for the purpose of entering into this Agreement and consummating the transactions contemplated hereby.
          (b) All equity interests issued by the material Subsidiaries of Parent have been duly and validly authorized and are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. All such equity interests owned by Parent or its Subsidiaries are free and clear of any Liens, other than Permitted Liens, and restrictions imposed by applicable Law. Other than their Subsidiaries, neither Parent nor any of its Subsidiaries owns any capital stock or other equity voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

          (c) Parent has delivered or made available to the Company a copy of the certificate or articles of incorporation and bylaws (or like organizational documents) of Parent, each of its material Subsidiaries and Purchaser, and each such copy is true, correct and complete in all material respects. Neither Parent nor Purchaser is in violation of any of the provisions of its certificate of incorporation or bylaws. Each material Subsidiary of Parent is not in violation of any of the provisions of its respective certificate or articles of incorporation or bylaws (or like organizational documents), except as would not reasonably be expected to have a Parent Material Adverse Effect.
          5.2 Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the Sale and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and assuming the due authorization, execution and delivery of this Agreement by the other parties, constitutes a valid, legal and binding agreement of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception. The board of directors of each of Parent and Purchaser has approved and adopted this Agreement and the transactions contemplated herein. No vote of the holders of any class of securities of Parent is required to approve and adopt this Agreement or to consummate the Sale or the other transactions contemplated herein.
          5.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity or Self-Regulatory Organization is required on the part of Parent or Purchaser for the execution, delivery and performance by Parent or Purchaser of this Agreement or the consummation by Parent or Purchaser of the Sale and the other transactions contemplated by this Agreement, except compliance with (a) the applicable requirements of the HSR Act; (b) the failure of which to make or obtain would not reasonably be expected to have a material adverse effect on Parent or to materially delay, or impair or prevent, consummation of the transactions contemplated hereby. Assuming compliance with the items described in clause (a) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or Purchaser nor the consummation by Parent or Purchaser of the Sale or the other transactions contemplated by this Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Parent, any of its Subsidiaries or Purchaser; (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries or Purchaser is a party or by which any of them or any of its material properties or assets may be bound; or (iii) violate or infringe any Law applicable to Parent or any of its Subsidiaries, taken as a whole, or Purchaser or any of their respective properties or assets, including the regulations of the NYSE or the Laws of the State of Nevada; except in the case of clause (ii) or (iii), for breaches, violations, infringements, defaults, Liens or other rights that would not reasonably be expected to have a material adverse effect on Parent and its Subsidiaries taken as a whole or that would materially delay, or impair or prevent, consummation of the transactions contemplated hereby.

          5.4 Capitalization. (a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 2,500,000 shares of preferred stock, no par value (“Parent Preferred Stock,” and, together with Parent Common Stock, “Parent Shares”). As of May 31, 2009, there were (i) 105,481,079 shares of Parent Common Stock issued and outstanding and no shares of Parent Preferred Stock issued and outstanding; (ii) 6,647,747 options to purchase Parent Common Stock (“Parent Stock Options”) issued and outstanding; (iii) restricted stock awards outstanding with respect to 2,042,653 shares of Parent Common Stock; and (iv) 6,705,085 shares of Parent Common Stock available for issuance under Parent’s equity compensation plans. All outstanding Parent Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. The Parent Common Stock and the Parent Series A Preferred Stock to be issued pursuant to this Agreement shall be, when issued on the Closing Date, duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not and will not be issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.
          (b) Except as set forth in subsection (a), above, as of the date of this Agreement, Parent does not have any shares of its capital stock issued or outstanding other than the shares of Parent Common Stock that have become outstanding after May 31, 2009 that were reserved for issuance as of May 31, 2009 as set forth in subsection (a), above; and, other than pursuant to Parent’s 2001 Incentive Award Plan, (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock which Parent or any of its Subsidiaries is a party obligating Parent or its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. Except for issuance of shares of Parent Common Stock that were available for issuance as set forth in subsection (a), above, from December 31, 2008, Parent has not declared or paid any dividend or distribution in respect of the Parent Common Stock, and has not issued, sold, repurchased, redeemed or otherwise acquired any Parent Common Stock, and its board of directors has not authorized any of the foregoing.
          5.5 Reports; Financial Statements; Liabilities. (a) Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date of this Agreement by it with the U.S. Securities and Exchange Commission, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), since December 31, 2006 (the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and none of the Parent SEC Documents contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Documents.
          (b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (if amended, as of the date of the last such amended filed prior the date of this Agreement) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including in the notes thereto) in conformity with GAAP (except in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
          (c) As of the date of this Agreement, there are no material liabilities or obligations of Parent or any of its Subsidiaries of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent, other than those that (i) are reflected or reserved against on the Parent consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents; (ii) have been incurred in the ordinary course of business of Parent and its Subsidiaries; (iii) are contemplated by this Agreement or incurred in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby; or (iv) have been discharged or paid off.
          (d) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Parent.
          5.6 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2008 through the date hereof, each of Parent and its Subsidiaries have conducted its business in all material respects in the ordinary course consistent with past practice, and since December 31, 2008 through the date hereof, there has not occurred any event that has had a Parent Material Adverse Effect or any state of facts, change, development, event, condition or occurrence that, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.
          5.7 Financing. Parent or Purchaser will have at the time of the Closing sufficient funds to pay the aggregate Cash Consideration and associated transaction costs and expenses. In no event shall the receipt or availability of any funds or financing by Parent, Purchaser or any of their Affiliates be a condition to any of Parent’s or Purchaser’s obligations hereunder.

          5.8 Acquisition of Shares for Investment. Each of Parent and Purchaser has such knowledge and experience in financial and business matters, and is capable of evaluating the merits and risks of Purchaser’s purchase of the Shares. Each of Parent and Purchaser confirms that the Company has made available to Parent, Purchaser and their agents the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and the Shares and to acquire additional information about the business and financial condition of the Company and its Subsidiaries and the Shares, and each of Parent and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and its properties, assets, business, financial condition, prospects, documents, information and records. Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Each of Parent and Purchaser acknowledges that the Shares have not been registered under the Securities Act or any state securities Laws, and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.
          5.9 Litigation; Compliance with Laws. (a) (i) There is no Action pending, or to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries, or as to which Parent or any of its Subsidiaries has received any written notice of assertion before any court, arbitrator, or administrative, governmental or regulatory authority or body, domestic or foreign, or for which Parent or any of its Subsidiaries is obligated to indemnify a third party, that, individually or in the aggregate, would be reasonably likely to (A) have a Parent Material Adverse Effect or (B) prevent the consummation of the transactions contemplated by this Agreement; and (ii) there is no Order of any Governmental Entity outstanding against Parent or any of its Subsidiaries that would be reasonably likely to have any effect referred to in clauses (A) or (B) above.
          (b) Parent and each of its Subsidiaries are in material compliance with all material Laws. No material investigation, audit, inquiry or review by any Governmental Entity or Self-Regulatory Organization with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity or Self-Regulatory Organization indicated an intention to conduct the same.
          5.10 Takeover Statutes and Rights Plan. The board of directors of Parent has taken all actions so that the restrictions on a “Combination” with an “Interested Stockholder” contained in Section 78 of the Nevada Revised Statutes (as such terms are defined in such Section 78), and any other Law, will not apply to the Sellers or the Company or any of its Subsidiaries during the pendency of this Agreement, including the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Parent has no stockholder rights plan, stockholder rights agreements or similar agreements with any of its stockholders.
          5.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Purchaser for which the Company may otherwise be responsible.
          5.12 No Other Representations or Warranties. (a) Except for the representations and warranties contained in this Agreement (including the Schedules and Exhibits to this Agreement) or any Ancillary Agreement, none of Parent, Purchaser nor any of their Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to the Company or the Sellers, express or implied, at law or in equity, on behalf of Parent, Purchaser or any their Affiliates, and Parent, Purchaser and each of their Affiliates by this Agreement disclaim any such representation or warranty, whether by Parent, Purchaser or any of their Representatives or any other Person, notwithstanding the delivery or disclosure to the Company or the Sellers or any of their respective Representatives or any other Person of any documentation or other information by Parent, Purchaser or any of its Representatives or any other Person with respect to any one or more of the foregoing; provided that, from and after the Closing, notwithstanding any other provisions of this Agreement, nothing in this Agreement shall be construed to limit the rights or remedies of the Sellers pursuant to applicable securities Laws with respect to the shares of Parent Common Stock to be issued at the Closing in the event that any of the Parent SEC Documents filed prior to the Closing Date contain any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (b) Each of Parent and Purchaser agrees that neither the Company, any holder of the Company’s securities (including the Sellers) nor any of their respective Affiliates or Representatives, makes or has made any representation or warranty to Parent, Purchaser or any of its Affiliates or Representatives with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to, made available to or discussed with Parent, Purchaser or their Affiliates or Representatives.
ARTICLE VI
COVENANTS
          6.1 Access to Books and Records. (a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives (collectively, the “Representatives”), from the date hereof to the earlier of the Closing Date and the termination of this Agreement pursuant to Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, and a description of the purpose of the requested access, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning the Company’s and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent; provided that any such access pursuant to this Section 6.1(a) shall be coordinated through one of the individuals listed on Section 6.1(a) of the Company Disclosure Letter. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.1(a), the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by law or an existing Contract or agreement. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.1(a) for any purpose unrelated to the consummation of the Sale. The Parent Confidentiality Agreement shall survive the execution and delivery of this Agreement and, subject to Section 8.3, shall apply to all information furnished thereunder or hereunder.
          (b) Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives, from the date hereof to the earlier of the Closing Date and the termination of this Agreement pursuant to Section 8.1, reasonable access, at reasonable times upon reasonable prior notice and a description of the purposes of the requested access, to the officers, key employees, agents, properties, offices and other facilities of Parent and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the Shareholders’ Representative and its Representatives such information concerning Parent’s and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the Shareholders’ Representative; provided that any such access pursuant to this Section 6.1(b) shall be coordinated through one of the individuals listed on Section 6.1(b) of the Parent Disclosure Letter. The Shareholders’ Representative and its Representative shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Parent or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Parent and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.1(b), Parent shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the Shareholders’ Representative or any of its Representatives to the extent that such information is subject to an attorney/client or attorney work product privilege or that such access or the furnishing of such information is prohibited by law or an existing contract or agreement. The Shareholders’ Representative agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.1(b) for any purpose unrelated to the consummation of the Sale or any of the rights of the Sellers under this Agreement (including Sections 2.5 and 2.6). The Company Confidentiality Agreement shall survive the execution and delivery of this Agreement and, subject to Section 8.3, shall apply to all information furnished thereunder or hereunder.
          (c) Parent agrees to hold all the books and records of the Company and its Subsidiaries existing on the Closing Date and not to destroy or dispose of any thereof for a period of five (5) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the Shareholders’ Representative.
          6.2 Efforts to Consummate; Notification. (a) Subject to the terms and conditions of this Agreement, each of Parent, the Company and Sellers will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Sale and the other transactions contemplated by this Agreement as soon as practicable, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied; (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any Action by any Governmental Entity; (iii) the obtaining of all necessary consents, approvals or waivers from third parties; (iv) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the Sale and the other transactions contemplated hereby, including seeking to have any stay or temporary restraining order, decree, injunction or other agreement entered by any court or other Governmental Entity vacated or reversed; and (v) the execution, filing, or delivery of additional instruments necessary to consummate the Sale and the other transactions contemplated hereby, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each of Parent, the Company and Sellers shall (A) make or cause to be made the filings required of such party under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement; (B) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice, or by any other Governmental Entity (including under any Antitrust Laws), in respect of such filings or such transactions; and (C) act in good faith and reasonably cooperate with the other party in connection with any such filings (including, if requested by the other party, to accept all reasonable additions, deletions or changes suggested by the other party in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any of the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) with respect to any such filing or any such transaction.
          (b) Subject to Section 6.2(a), each of Parent, the Company and Sellers shall use its reasonable best efforts to resolve as soon as practicable such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement. In connection therewith and subject to Section 6.2(a), if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as inconsistent with or violative of any Law, each of Parent, the Company and the Sellers shall cooperate with the other parties with respect to such objection and use its reasonable best efforts to vigorously contest and resist (by negotiation, litigation or otherwise) any Action related thereto, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any order, decree, injunction or other agreement whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the Sale or the other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.
          (c) In furtherance and not in limitation of the foregoing, Parent and where applicable, the Company shall (i) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement (and, in the case of any filings required under the HSR Act, in no event later than fifteen (15) days from the execution of this Agreement, unless otherwise agreed to by Parent and Company); (ii) furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (“FTC”) or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; (iv) promptly notify the other party of any material communication between that party and the FTC, the DOJ or any other Governmental Entity and of any material communication received or given in connection with any Action by a private party, in each case regarding any of the transactions contemplated hereby (including, any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods), or any agreement regarding the timing of consummation of the Sale and the other transactions contemplated by this Agreement); provided that any communication between a party and the FTC, the DOJ or any other Governmental Entity shall be jointly made (unless such party received prior written consent of the other party to communicate on its own with such Governmental Entity); (v) subject to applicable Law, discuss with and permit the other party (and its counsel) to review in advance, and accept all reasonable additions, deletions or changes suggested by the other party in connection with, any proposed filing or communication to the FTC, the DOJ or any other Governmental Entity or, in connection with any Action by a private party or any other Person, relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with the Sale and the other transactions contemplated by this Agreement; (vi) not participate or agree to participate in any substantive meeting, telephone call or discussion (including, any meeting, telephone call or discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods), and any agreement regarding the timing of consummation of the Sale and the other transactions contemplated by this Agreement) with the FTC, the DOJ or any other Governmental Entity in respect of any filings, investigation or inquiry relating to any Antitrust Law or any Action pursuant to any Antitrust Law in connection with this Agreement or the Sale or the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion; (vii) furnish the other party promptly with copies of all correspondence, filings and communications relating to any Antitrust Law or any Action pursuant to any Antitrust Law between them and their Affiliates and their respective Representatives on the one hand, and the FTC, the DOJ or any other Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the Sale and the other transactions contemplated hereby; and (viii) act in good faith and reasonably cooperate with the other party in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing or any such transaction. Parent and Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(c) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Subject to the foregoing, Sellers and the Company agree that Parent shall be responsible for all meetings, telephone calls and communications relating to any Antitrust Law with any Governmental Entity with respect to the transaction contemplated by this Agreement; provided that the Company may reasonably attend and participate in such meetings, telephone calls and communications.
          (d) In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, the Company and the Sellers shall take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as any Governmental Entity may assert under any Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, product lines, assets or capital stock or other interests of Parent or its Subsidiaries or of the Company; and (ii) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of Parent or any of its Subsidiaries’ or the Company’s or any of its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of their or their Subsidiaries’ businesses, product lines, assets or capital stock or share capital or other interests, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the Outside Date; provided that neither Parent nor any of its Subsidiaries shall be obligated (x) to take or agree to take any action pursuant to this Section 6.2(d) if such action or actions in the aggregate would, if taken with respect to a comparable amount of businesses, product lines, assets, share capital or other interests in the Company or its Subsidiaries, result in a Company Material Adverse Effect; or (y) to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a Governmental Entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding only in the event that the Closing occurs, and provided, further, that Parent shall be responsible for making any settlement offers and negotiating any consent decree or consent order with any Governmental Entity in order to permit the transactions contemplated by this Agreement to be consummated, and may, in its sole discretion, accept or reject any settlement proposed by any Governmental Entity; provided that Parent’s actions permit the transactions contemplated by this Agreement to be consummated. If (1) this Agreement is terminated pursuant to Section 8.1(b)(i) or (iii) or terminated by Shareholders’ Representative pursuant to Section 8.1(b)(ii) due to a breach by Parent or Purchaser of Section 6.2 relating to receipt of approval under the HSR Act; (2) the condition in Section 7.1 relating to the HSR Act has become incapable of being satisfied prior to the Outside Date; and (3) the condition in clause (2) is not due to a breach of this Section 6.2 by Sellers or the Company, then Parent shall reimburse up to an aggregate of $7.0 million of the actual and documented expenses of Company, the Sellers and the Shareholders’ Representative in connection with the transactions contemplated by this Agreement. Expenses eligible for reimbursement pursuant to this Section include, but are not limited to, those incurred in connection with the signing of this Agreement, due diligence related to the transactions contemplated by this Agreement, any efforts to close the transactions contemplated by this Agreement, and any efforts undertaken at Parent’s request.
          (e) With regard to any Governmental Entity, the Company shall not, without Parent’s prior written consent, which shall not be unreasonably withheld or delayed, commit to any divestiture transaction, extension of any waiting period under any Law or any agreement not to consummate the transactions contemplated by this Agreement, or discuss or commit to alter their businesses or commercial practices, or the businesses or commercial practices of Parent or any of Parent’s Subsidiaries, in any way, or otherwise take or commit to take any action that limits Parent’s ability to retain, or Parent’s freedom of action with respect to, any of the businesses, product lines or assets of Parent or Parent’s Subsidiaries or the Company or any of its Subsidiaries, or otherwise receive the full benefits of this Agreement. Parent and its Subsidiaries shall not, without the Company’s prior written consent, which shall not be unreasonably withheld or delayed, discuss or commit to any extension of any waiting period under any Law or any agreement not to consummate the transactions contemplated by this Agreement.
          6.3 Further Assurances; Pre-Closing Transactions. (a) Each of the Company, the Shareholders’ Representative (on behalf of the Sellers), Parent and Purchaser agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further documents, instruments of conveyance and transfer and take such other action (including, obtaining any consents, exemptions or authorizations) as may be reasonably required or desirable to carry out the purposes and intents of or to perform the provisions of this Agreement. In addition, Parent and Purchaser shall have the obligations set forth on Section 6.3(a) of the Parent Disclosure Letter.
          (b) On or prior to the Closing Date, the Company or any of its wholly-owned Subsidiaries shall acquire (at the expense of the Sellers) the minority interests set forth on

Section 6.3(b) of the Company Disclosure Letter with the result that the relevant Subsidiaries will be at least ninety percent (90%) owned (directly or indirectly) by the Company; provided that the Company and its Subsidiaries shall use their reasonable best efforts prior to the Closing to acquire one hundred percent (100%) of the interests in such Subsidiaries at the expense of the Sellers. To the extent that one hundred percent (100%) of such Subsidiaries are not owned by the Company, directly or indirectly, as of the Closing, the Sellers shall continue to use reasonable best efforts to acquire such interests, at the expense of the Sellers, from and after the Closing.
          (c) Each of the Company, any of its Subsidiaries, and the Shareholders’ Representative (on behalf of the Sellers) will use their reasonable best efforts to cooperate and assist Parent and Purchaser with any restructuring of the Company or any of its Subsidiaries before the Closing Date that is requested by Parent, including without limitation any internal reorganizations, liquidations or consolidations involving existing Subsidiaries of the Company, only to the extent that such restructuring does not result in adverse consequences (including Tax cost or delay) to any of the Sellers; provided that Parent shall pay, or cause to be paid, any costs, including any additional actual Taxes required to be paid that are directly attributable to such restructuring.
          6.4 Conduct of Business of the Company. During the period from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by applicable Law or regulation or as consented to in writing by Parent, the Company shall, and shall cause its Subsidiaries to, (i) conduct their business only in the ordinary course consistent with past practice in all material respects; and (ii) use reasonable best efforts to maintain and preserve intact in all material respects their business organization, employees and advantageous business relationships and retain the services of their current officers and current employees. During the period from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, except as set forth in Section 6.4 of the Company Disclosure Letter, as contemplated or permitted by this Agreement or as may be required by applicable Law or regulation, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):
          (a) (i) amend or propose to amend its memorandum of association, articles of association, and certificate or articles of incorporation or by-laws or equivalent organizational documents; (ii) split, combine or reclassify their outstanding share capital; (iii) declare, set aside or pay any non-cash dividend or non-cash distribution; or (iv) repurchase, redeem or otherwise acquire any shares of the share capital or other equity interests of any Subsidiary of the Company;
          (b) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, or encumber any additional shares of, or any options, warrants or rights of any kind to acquire any shares of its share capital of any class or any debt or equity securities which are convertible into or exchangeable for such share capital, except for transactions between the Company and its Subsidiaries;
          (c) (i) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the long-term indebtedness of any other Person, other than in the ordinary course of business consistent with past practice; or (ii) enter into any derivative contracts or investments in marketable securities (other than government-backed securities in the ordinary course of the Company’s cash management);
          (d) merge, liquidate, recapitalize, consolidate or consummate any other business combination involving the Company or any of its Subsidiaries, except any internal reorganizations, liquidations or consolidations involving existing Subsidiaries of the Company;
          (e) make any expenditures in connection with the purchase of the minority interests in its Subsidiaries (except to the extent reimbursed by the Sellers);
          (f) make or agree to make any new capital expenditure or expenditures, other than as required pursuant to any agreement entered into prior to the date hereof or in the ordinary course of business and consistent with the Company’s capital expenditure budget as of the date hereof;
          (g) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of the Company’s or any of its Subsidiaries’ material property or material assets other than sales and dispositions of inventory in the ordinary course of business consistent with past practice in all material respects, and other than end licensing of products in the ordinary course of business consistent with past practice;
          (h) make any material investment either by purchase of stock or securities, contributions of capital, property transfers, or purchase of any property or assets of any Person, except any internal reorganizations, liquidations or consolidations involving existing Subsidiaries of the Company;
          (i) except as required to comply with applicable Law or by the terms of any Employee Benefit Plan, Employment Agreement or other Contract in effect on the date hereof, (A) increase the compensation or benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, other than (1) normal increases in cash compensation and employee benefits to employees that are not Senior Executives and (2) payment of bonuses, in each case, in the ordinary course of business consistent with past practice, (B) grant any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries change in control, severance, retention or termination compensation or benefits, or any increase therein, except for payments of severance benefits pursuant to existing plans, policies, programs, practices, agreements and arrangements in effect as of the date hereof in the ordinary course of business consistent with past practice, (C) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement, Employee Benefit Plan or Employment Agreement, (D) accelerate the time of payment or vesting of any rights or benefits, or make any material determinations, under any Employee Benefit Plan or Employment Agreement, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan, other than, in the case of employees that are not Senior Executives, in the ordinary course of business consistent with past practice, or (F) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement, Employee Benefit Plan or Employment Agreement; provided, however, that the foregoing clauses shall not restrict the Company from entering into or making available to newly hired employees or to employees in the context of promotions, in each case in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements;
          (j) settle any material Action (i) involving payment by the Company or its Subsidiaries of money damages or waive or release any material rights or claims in excess of $400,000 per Action or $1.3 million in the aggregate; or (ii) involving receipt by the Company or its Subsidiaries of money damages or waive or release any material rights or claims in excess of $1 million per Action or $7.5 million in the aggregate;
          (k) voluntarily terminate, cancel, renew, or request or agree to any material amendment or material modification to, material change in, or material waiver under, any Company Material Contract, or enter into any Contract that would have been a Company Material Contract had it been entered into prior to the execution of this Agreement, other than any Contract (i) for the sale of products or licensing in or out of products in the ordinary course of business; (ii) providing for any capital expenditure to the extent permitted by Section 6.4(f); or (iii) for any Contract relating to directors, officers and employees, restrictions on which shall be governed by Section 6.4(i);
          (l) materially change its methods, practices or policies of financial or Tax accounting in effect at December 31, 2008, except as required by changes in IFRS, the Companies Act, Law or regulation, as concurred in by the Company’s independent public accountants in the case of changes in financial accounting;
          (m) subject to Section 10.2(a), make or change any material Tax election or file or amend any material Tax Return other than in the ordinary course of business, make or surrender any claim for a material refund of Taxes, settle or compromise any material Tax liability, enter into any closing agreement or advance pricing agreement relating to any material Tax, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment (other than as a result of an extension to file a Tax Return in the ordinary course of business);
          (n) enter into transactions with any executive officer or director of the Company or any Person owning five percent (5%) or more of the Shares (or any of such Person’s immediate family members or Affiliates), other than any transaction which involves payment by or to such Person of not more than $175,000 in the aggregate and other than pursuant to employment arrangements or reimbursement of business expenses;
          (o) take any action that would be reasonably likely to impair the ability of the Company or its Subsidiaries to perform, or materially delay the performance of, their obligations under this Agreement in any material respect, including consummation of the transactions contemplated hereby;
          (p) enter into any collective bargaining agreement or any successor collective bargaining agreement;

          (q) write up, write down or write off the book value of any assets of the Company and its Subsidiaries, in excess of $5 million in the aggregate, except in the ordinary course of business consistent with past practice and for depreciation and amortization in accordance with IFRS and provisions of the Companies Act consistently applied;
          (r) enter into any Contract containing any provisions having the effect of providing that the consummation of the Sale or any other transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement will conflict with, result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, such Contract, or give rise under such Contract to any right or, or result in, a termination, right of first refusal, material amendment, revocation, cancellation or material acceleration, or a loss of a material benefit or the creation of any material Lien, other than Permitted Liens, upon any of the properties or assets of the Company or any of its Subsidiaries, or to any increased, accelerated or additional rights or entitlements of any Person, except to the extent such conflicts, results, defaults, rights, losses or entitlements are required by applicable Law;
          (s) take any action that could reasonably be expected to result in any of the conditions to the Sale set forth in Article VII not being satisfied in any respect as promptly as reasonably practicable and in any case prior to the Outside Date; or
          (t) agree or commit to do any of the foregoing.
          6.5 Conduct of Business of Parent. During the period from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, except as expressly contemplated or permitted by this Agreement or as may be required by applicable Law or regulation or as consented to in writing by the Company, Parent shall, and shall cause its Subsidiaries to, (i) conduct its business only in the ordinary course consistent with past practice in all material respects; and (ii) use reasonable best efforts to maintain and preserve intact in all material respects their business organization, employees and advantageous business relationships and retain the services of their current officers and current employees. During the period from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, except as set forth in Section 6.5 of the Parent Disclosure Letter, as contemplated or permitted by this Agreement or as may be required by applicable Law or regulation, Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Company (which shall not be unreasonably withheld or delayed):
          (a) with respect to Parent, (i) amend or propose to amend Parent’s certificates of incorporation or by-laws; (ii) split, combine or reclassify its outstanding share capital; (iii) declare, set aside or pay any dividend or distribution; or (iv) repurchase, redeem or otherwise acquire any shares of the share capital or other equity interests of Parent (other than pursuant to stock options and other share awards issued prior to May 31, 2009 and reflected in Section 6.5(a)(iv) of the Parent Disclosure Letter, or after May 31, 2009 in compliance with Section 6.5(b));
          (b) take any action that would be reasonably likely to impair the ability of Parent or its Subsidiaries to perform, or materially delay the performance of, their obligations under this Agreement in any material respect, including consummation of the transactions contemplated hereby;
          (c) take any action that could reasonably be expected to result in any of the conditions to the Sale set forth in Article VII not being satisfied in any respect as promptly as reasonably practicable and in any case prior to the Outside Date; or
          (d) agree or commit to do any of the foregoing.
          6.6 Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations or give the Company or any of its Subsidiaries, directly or indirectly, the right to control or direct Parent’s operations prior to the Closing Date. Prior to the Closing Date, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
          6.7 [Intentionally Omitted].
          6.8 Assistance with Financial Statements. Prior to the Closing, the Company shall use its reasonable best efforts to (at Parent’s sole cost and expense) (a) provide Parent with all financial information regarding the Company, in such form as reasonably requested by Parent, in connection with Parent’s disclosure obligations under the Securities Act and Exchange Act, as applicable, including, (i) audited financial statements for each of the three years ending December 31, 2008 and (ii) financial statements for any quarterly interim period since December 31, 2008 and comparable prior year periods and (b) assist Parent with the preparation of any pro forma financial statements required by Regulation S-X of the Exchange Act. Without limiting Sections 6.1(b) and 6.2, subject to applicable Law, the Company agrees to (A) provide reasonable cooperation, and to cause its Subsidiaries and their respective officers and employees to provide reasonable cooperation and (B) use its commercially reasonable efforts to cause its independent auditors to provide reasonable cooperation, in connection with the arrangement of any financing of Parent required prior to the Closing, including, reasonable participation (at Parent’s sole cost and expense) in meetings and road shows; making available information, including the Company’s historical financial information, relating to such financing reasonably requested by Parent; and provide reasonable assistance (at Parent’s sole cost and expense) in the preparation of offering memoranda, private placement memoranda and similar documents of Parent. Parent will use reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries which may result from the requests for access, data and information under this Section 6.8. Without prejudice to any rights of Purchaser and Parent relating to the accuracy of the representations and warranties contained in Article III, Parent shall indemnify and hold harmless the Company, its officers, directors, employees, agents and representatives, for its cooperation pursuant to this Section 6.8, other than in the case of gross negligence or willful misconduct.
          6.9 Public Announcements. Except as otherwise required by Law or listing agreement with the NYSE, each of the Company and Parent will consult with the other and obtain the consent of the other (which consent shall not be unreasonably withheld or delayed) before issuing any press releases or any other public statements with respect to this Agreement, the Sale or the other transactions contemplated by this Agreement.
          6.10 D&O Indemnification. For six (6) years after the Closing Date, Parent shall maintain in effect the current provisions in the articles of association of the Company regarding indemnification of managing directors, directors holding any other executive office of the Company or its Subsidiaries, other directors, agents, auditors, the Company secretary or any other officer covering acts or omissions occurring prior to the Closing Date.
          6.11 NYSE Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued at Closing to be approved for listing on the New York Stock Exchange (“NYSE”) or such other primary stock exchange on which the Parent Common Stock is then listed, subject to official notice of issuance, prior to the Closing Date.
          6.12 Transfer Restrictions. (a) Restrictions on Transfer. Except as otherwise permitted in this Section 6.12, with respect to the shares of Parent Common Stock acquired upon the consummation of the Closing, prior to six (6) months from the Closing Date (provided that such period shall be prior to twelve (12) months from the Closing Date in the case of Quiver Inc. and Friar Tuck Limited or their controlling Persons), none of the Sellers will transfer, sell, assign or otherwise dispose of (“Transfer”) any of such shares of Parent Common Stock; provided that the Sellers shall have the right to participate in any buy-back, self-tender offer or exchange offer by Parent for shares of Parent Common Stock, in any tender offer or exchange offer by any third-party for shares of Parent Common Stock or in any other extraordinary corporate transaction approved by the shareholders of Parent.
          (b) Permitted Transfers. Notwithstanding Section 6.12(a), each Seller shall be permitted to Transfer any portion or all of the shares of Parent Common Stock acquired upon the consummation of the transactions contemplated by this Agreement at any time under the following circumstances; provided that such Transfer is in compliance with applicable securities Laws and, if requested by Parent, such Seller provides an opinion of counsel reasonably acceptable to Parent, with respect to such compliance:
          (i) Transfers to any Affiliate under common control with such Seller or to another Seller;
          (ii) Transfers to any interest holders of such Seller (or any interest holders thereof); and
          (iii) In the case of a Seller that is a natural person, Transfers to (A) any immediately family members or trust for benefit of such Seller or his immediate family; (B) by virtue of the laws of descent or distribution upon death of such Seller; or (C) pursuant to a domestic relations order;
provided that such transferee agrees in writing to be bound by the provisions of this Section 6.12 to the reasonable satisfaction of Parent.
          (c) The restrictions in this Section 6.12 will expire should any of the following events occur:

          (i) Upon receipt of the written consent of Parent releasing such Seller from the restrictions in Section 6.12(a), which requests Parent agrees to consider in good faith; or
          (ii) There shall be a Change in Control of Parent.
          (d) Each certificate representing Parent Common Stock shall be stamped or otherwise imprinted with a legend substantially in the following form (the “Transfer Restriction Legend”):
“THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THAT CERTAIN SHARE PURCHASE AGREEMENT, DATED AS OF JUNE 16, 2009, A COPY OF WHICH IS AVAILABLE FROM WATSON PHARMACEUTICALS, INC. UPON REQUEST.”
          Each certificate representing Parent Common Stock and Parent Series A Preferred Stock shall be stamped or otherwise imprinted with a legend substantially in the following form (the “Securities Act Legend”):
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO WATSON PHARMACEUTICALS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT (OR ANY SUCCESSOR RULE).”
          Parent agrees that the Securities Act Legend shall promptly be removed by delivery of substitute certificates without such legend, if (i) the transfer restrictions imposed by Section 6.12(a) do not apply and the provisions of Rule 144 under the Securities Act (or any successor rule) are then available to the Seller to sell the applicable securities without any transfer restrictions or such shares are sold pursuant to a registration statement; or (ii) Parent shall have received (A) an opinion of counsel in form and substance reasonably satisfactory to Parent, or a copy of a “no-action” or interpretive letter from the Securities and Exchange Commission, to the effect that the restrictions imposed by Rule 144 under the Securities Act (or any successor rule) are not applicable to such shares or (B) evidence or representations reasonably satisfactory to Parent that (x) the proposed Transfer of the Parent Common Stock represented by such certificates has been registered under the Securities Act or (y) the shares of Parent Common Stock represented by such certificates are being or have been sold, transferred or disposed in a transaction made in conformity with the provisions of Rule 144 under the Securities Act (or any successor rule). Parent further agrees that the Transfer Restriction Legend shall promptly be removed by delivery of substitute certificates without such legend, at such time as the Transfer Restriction Legend is no longer required pursuant to the terms of this Agreement.
          6.13 Governance. Prior to the Closing, Parent shall take all actions as may be necessary to cause Anthony Selwyn Tabatznik to be appointed, as of the Closing, to the board of directors of Parent as a Class I director, to serve until Parent’s 2011 annual meeting of shareholders and until such director’s successor is elected and qualified.
          6.14 Employee Matters. (a) From and after the Closing Date, Parent shall honor all Employee Benefit Plans and Employment Agreements in accordance with their terms as in effect immediately before the Closing Date, unless such plans, agreements or arrangements were adopted, entered into or amended in violation of Section 6.4. For a period of one (1) year following the Closing Date, Parent shall provide, or to cause to be provided, to each current and former employee of the Company and its Subsidiaries (the “Company Employees”) compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to each such Company Employee under the applicable Employee Benefit Plan immediately before the Closing Date; provided that, except as may be required under any Employee Benefit Plan or Employment Agreement, such compensation and benefits shall not be more favorable than those provided to similarly situated employees of Parent; provided further, that, neither Parent nor any of its Subsidiaries shall have any obligation under this Section 6.14(a) to issue, or adopt any plans or arrangements providing for either (i) the issuance of, shares of share capital, warrants, options, stock appreciation rights or other rights in respect of any shares of share capital of any entity, including Quiver Inc., or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements (collectively, “Equity Plans”), or (ii) amounts payable pursuant to any compensatory plan or arrangement established or maintained by any entity other than the Company and its Subsidiaries, including Quiver Inc.; provided, further, that no such Equity Plans or compensatory plans or arrangements. shall be taken into account in determining whether employee benefits are no less favorable in the aggregate. For a period of one (1) year following the Closing Date, Parent shall provide, or to cause to be provided, to each Company Employee who suffers a termination of employment severance benefits in accordance with the applicable severance plans, programs, agreements and arrangements of the Company or its Subsidiaries, as applicable, as in effect immediately prior to the Closing Date.
          (b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan sponsored by Parent or its Subsidiaries) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Closing Date (the “New Plans”), Parent shall cause each Company Employee to be credited with his or her years of service with the Company or its Subsidiaries before the Closing Date, to the same extent as such Company Employee was entitled, before the Closing Date, to credit for such service under any similar Employee Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to an Employee Benefit Plan in which such Company Employee participated immediately before the consummation of the transactions contemplated by this

Agreement (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Employee Benefit Plans in which such employee participated immediately prior to the Closing Date and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
          (c) With respect to any Company Employees based outside of the United States, Parent’s obligations under this Section 6.14 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.
          (d) All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and shall not create any third-party beneficiary or other right in any other Person, including any employee or former employee of the Company or any of its Subsidiaries or any participant or beneficiary in any Employee Benefit Plan.
          (e) Notwithstanding the foregoing, nothing in the preceding or any other provision of the Agreement shall be interpreted to interfere with Parent’s rights to amend or terminate any of the employee benefit plans, programs, policies and arrangements maintained by Parent, or interpreted as an amendment or other modification of any Employee Benefit Plan.
          6.15 Shareholders’ Representative. (a) Each Seller hereby appoints and empowers effective from and after the date of this Agreement, the Shareholders’ Representative, for the benefit of the Sellers as the exclusive agent and attorney-in-fact to act on behalf of each Seller, in connection with and to facilitate the consummation of the transactions contemplated by this Agreement, including pursuant to the Ancillary Agreements to which a Seller is a party, which shall include the power and authority:
          (i) to execute and deliver the Ancillary Agreements and any share transfer deeds to which a Seller is a party (with such modifications or changes therein as to which the Shareholders’ Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Shareholders’ Representative, in its sole discretion, determines to be desirable;
          (ii) to execute and deliver such waivers and consents in connection with this Agreement and the Ancillary Agreements to which a Seller is a party and the consummation of the transactions contemplated hereby and thereby as the Shareholders’ Representative, in its sole discretion, may deem necessary or desirable;

          (iii) to apply the Consideration to the payment of (or reimbursement of the Shareholders’ Representative for) expenses and liabilities which the Shareholders’ Representative may actually incur in the performance of its duties pursuant to this Agreement or the Ancillary Agreements to which a Seller is a party or to the acquisition of the minority interests in the Subsidiaries set forth on Section 6.3(b) of the Company Disclosure Letter;
          (iv) if one or more Sellers indemnifies or otherwise makes any payment in excess of its pro rata share with respect to any pro rata obligations under this Agreement, to require the other Sellers to pay, on a pro rata basis, or apply payments owed to all of the Sellers, on a pro rata basis, to reimburse such Seller(s) who paid in excess of its pro rata share, to the extent of such excess;
          (v) as the Shareholders’ Representative, to enforce and protect the rights and interests of the Sellers and to enforce and protect the rights and interests of all Sellers arising out of or under or in any manner relating to this Agreement and the Ancillary Agreements, and to take any and all actions which the Shareholders’ Representative believes are necessary or appropriate under either of the this Agreement or the Ancillary Agreements for and on behalf of the Sellers, including consenting to, compromising or settling any such claims, conducting negotiations with Parent, Purchaser, the Company and their respective Representatives regarding such claims, and, in connection therewith, to (A) assert or institute any Action; (B) investigate, defend, contest or litigate any Action initiated by Parent, Purchaser or any other Person, or by any Governmental Entity against the Shareholders’ Representative and/or any of the Sellers and/or the Escrow Account, and receive process on behalf of any or all Sellers in any such Action and compromise or settle on such terms as the Shareholders’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Shareholders’ Representative may deem advisable or necessary; (D) settle or compromise any Actions asserted under either this Agreement or the Ancillary Agreements; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action, it being understood that the Shareholders’ Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;
          (vi) to refrain from enforcing any right of the Sellers or any of them and/or the Shareholders’ Representative arising out of or under or in any manner relating to this Agreement, the Ancillary Agreements; provided, however, that no such failure to act on the part of the Shareholders’ Representative, except as otherwise provided in this Agreement or in the Ancillary Agreement, as applicable, shall be deemed a waiver of any such right or interest by the Shareholders’ Representative or by the Sellers unless such waiver is in writing signed by the waiving party or by the Shareholders’ Representative;
          (vii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Shareholders’ Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and the Ancillary Agreements; and
          (viii) to engage special counsel, accountants and other advisors and incur such other expenses on behalf of the Sellers in connection with any matter arising under this Agreement or the Ancillary Agreements as the Shareholders’ Representative deems appropriate.
          (b) (i) The Shareholders’ Representative shall be entitled to receive reimbursement from, and be indemnified by, the Sellers, for expenses, charges and Losses incurred in connection with the performance of its services hereunder and for Losses as provided below, which expenses, charges, Losses shall first be paid or reimbursed from any Consideration otherwise distributable to Sellers hereunder (in which case Parent shall cause Purchaser to, and Purchaser shall, first pay such amounts to the Shareholders’ Representative on demand therefor and thereafter distribute any remaining amounts to Sellers); provided, however, that Parent shall cause Purchaser to, and Purchaser shall, only pay such amounts as, at the times and to the extent that payments of Consideration are made to the Sellers. The Shareholders’ Representative may also retain a portion of any cash Consideration to fund expenses, charges and Losses incurred by the Shareholders’ Representative in connection with this Section 6.15, with any excess being delivered to the Sellers at such time as the Shareholders’ Representative shall determine. For purposes of all calculations of Consideration, any reimbursement and other requests of the Shareholders’ Representative pursuant to this Section 6.15(b)(i) shall be deducted from the aggregate amount to be paid at any given time prior to determining the allocation of such payments pursuant to Section 2.2(a) of the Company Disclosure Letter.
          (ii) In connection with this Agreement and the Ancillary Agreements, and in exercising or failing to exercise all or any of the powers conferred upon the Shareholders’ Representative hereunder, (A) the Shareholders’ Representative shall incur no responsibility whatsoever to any Seller by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement or the Ancillary Agreements, excepting only responsibility for any act or failure to act which represents fraud, or willful and intentional misconduct; and (B) the Shareholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Shareholders’ Representative pursuant to such advice shall in no event subject the Shareholders’ Representative to liability to any Seller.
          (iii) Each Seller shall indemnify, based upon the proportions set forth on Section 2.2(a) of the Company Disclosure Letter, the Shareholders’ Representative against all Losses (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any Action, commenced or threatened or any claims whatsoever), arising out of or in connection with any Action or in connection with any appeal thereof, relating to the acts or omissions of the Shareholders’ Representative under this Agreement or the Ancillary Agreements or otherwise. The foregoing indemnification shall not apply in the event of any Action which finally adjudicates the liability of the Shareholders’ Representative under this Agreement for its fraud, or willful and intentional misconduct.
          (iv) In the event of any indemnification under this Agreement, upon written notice from the Shareholders’ Representative to the Sellers as to the existence of a deficiency toward the payment of any such indemnification amount, each Seller shall promptly deliver to the Shareholders’ Representative full payment of his or her ratable share of the amount of such deficiency, based upon the proportions set forth on Section 2.2(a) of the Company Disclosure Letter.
          (v) The provisions of this Section shall be binding upon any successor, executor, trustee or permitted assign of a Seller.
          (c) All of the indemnities, immunities and powers granted to the Shareholders’ Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement and/or the Ancillary Agreements.
          (d) Parent and Purchaser shall have the right to rely upon all actions taken or omitted to be taken by the Shareholders’ Representative pursuant to this Agreement and the Ancillary Agreements, all of which actions or omissions shall be legally binding upon the Sellers.
          (e) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Sellers, except as required by Law, and (ii) shall survive the consummation of the Sale or termination of this Agreement, and any action taken by the Shareholders’ Representative pursuant to the authority granted in this Agreement or under the Ancillary Agreements shall be effective and absolutely binding on each Seller notwithstanding any contrary action of or direction from such holder, except for actions or omissions of the Shareholders’ Representative constituting fraud, or willful and intentional misconduct.
          (f) Upon the written request of any Seller, the Shareholders’ Representative shall provide such holder with an accounting of all monies received and distributed by the Shareholders’ Representative, in its capacity as the Shareholders’ Representative, and shall provide such holder with such other reasonable information regarding the Shareholders’ Representative’s actions, in its capacity as the Shareholders’ Representative, as such holder may reasonably request.
          (g) Each of the parties acknowledges and agrees that the Shareholders’ Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, each of the parties acknowledges and agrees that the Shareholders’ Representative (solely in its capacity as such) shall have no liability to, and shall not be liable for any Losses of, any party or any Person entitled to indemnification under the other Sections of this Agreement in connection with any obligations of the Shareholders’ Representative under this Agreement or the Ancillary Agreements or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Losses shall be proven to be the direct result of fraud, or willful and intentional misconduct by the Shareholders’ Representative in connection with the performance of its obligations under this Agreement or the Ancillary Agreements.
          (h) The Shareholders’ Representative may at any time resign by giving written notice of its resignation to Parent and the Sellers specifying the date on which its resignation shall become effective; provided that such date shall be at least thirty (30) days after the receipt of such notice, unless Parent and the Sellers agree to accept shorter notice. Prior to resignation, the Sellers, by a majority vote based on ownership of the Shares immediately prior to the Closing, shall appoint a replacement Shareholders’ Representative. Such appointment shall be evidenced by a written instrument from such replacement Shareholders’ Representative accepting such appointment, a copy of which shall be delivered to Parent and notice of which such appointment shall be given to the Sellers. Notwithstanding the date of effectiveness specified in such written notice of resignation, the resignation shall become effective only upon the acceptance of appointment by the successor Shareholders’ Representative.
          6.16 No Solicitation.
          (a) The Company and the Sellers agree that, from the date hereof through the earlier of the Closing or the termination of this Agreement, neither they nor any of their respective Subsidiaries, as applicable, shall, and that it shall direct their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal or any inquiry, proposal or offer that is reasonably likely to lead to an Alternative Proposal; (ii) engage, continue or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions and to refer to this Agreement) with any Person relating to, or that is reasonably likely to lead to, an Alternative Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal; (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal; or (v) resolve to propose or agree to do any of the foregoing.
          (b) “Alternative Proposal” shall mean any bona fide proposal or offer made by any Person for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Company; (ii) the acquisition by any Person of a significant amount of the consolidated total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, except for sales of product inventory in the ordinary course of business consistent with past practice; or (iii) the acquisition by any Person of any equity securities of the Company, or any option, warrant or other security or similar right exercisable or redeemable for ordinary shares of the Company (other than any acquisition of equity interests of the Company pursuant to the acquisition of the minority interests in the Subsidiaries set forth on Section 6.3(b) of the Company Disclosure Letter).
          6.17 Ancillary Agreements. Between the date of this Agreement and the Closing Date, the parties shall negotiate the Ancillary Agreements in good faith, consistent with the terms set forth in the Exhibits hereto and on terms that are otherwise customary for a transaction of this type, and shall enter into such agreements to which it is a party on or prior to the Closing Date.
          6.18 Tax-Sharing Agreements. Except as provided in Section 6.18 of the Company Disclosure Letter, all material Tax-sharing agreements or similar agreements between the Company or any of its Subsidiaries, on the one hand, and any party other than the Company or any of its Subsidiaries, on the other hand, other than customary gross-up or indemnification provisions on credit agreements, derivatives, leases, licensing and similar agreements entered into in the ordinary course of business, shall be terminated prior to the Closing Date and, after the Closing Date, neither the Company nor any of the Subsidiaries shall be bound thereby or have any liability thereunder.
          6.19 Expenses. Except as otherwise expressly provided herein, all costs and expenses (including all legal, accounting and investment banking expenses) incurred by the Company and Sellers in connection with this Agreement and the transactions contemplated hereby shall be paid by Sellers and all costs and expenses incurred by Buyer in connection with this Agreement and the transactions contemplated hereby shall be paid by Buyer; provided, however, that any filing fees with respect to compliance with the HSR Act and other Antitrust Laws shall be borne by Parent.
          6.20 Purchaser. Prior to the Closing, Parent shall form Purchaser as an entity organized and incorporated in a jurisdiction other than any jurisdiction located in the United States (and which entity shall be treated as an association taxable as a corporation for United States federal income tax purpose), which jurisdiction is subject to the approval of the Shareholders’ Representative, not to be unreasonably withheld. Promptly after forming Purchaser, Parent shall cause (a) the board of directors or other organizational body to adopt resolutions approving and authorizing this Agreement and the transactions contemplated by this Agreement and to obtain any other required approvals to permit Purchaser to enter into this Agreement, and (b) Purchaser to accede to this Agreement by executing a signature page to this Agreement, after which time Purchaser shall be a party hereto for all purposes hereof. Prior to the Closing Date, Purchaser shall not have carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
          6.21 Loan, Repayment and Repurchase; Related Obligations. (a) Prior to the Closing, the Company shall obtain a loan (the “Loan”) in the amount of $151.4 million from a financial institution (the “Lender”), with terms to be reasonably agreed by the Company and subject to the consent (not to be unreasonably withheld) of, and documentation (including with respect to the guarantee and the obligations in Section 6.21(c)) reasonably acceptable to, Parent for a term not to exceed two (2) years. The Company and Purchaser agree that the Loan shall be mandatorily repayable from any net proceeds of payments received by the Company or its Subsidiaries pursuant to each of the two License and Development Agreements, dated as of April 30, 2008, by and between Arrow International Limited and Sepracor Inc. (such agreements, the “Sepracor Agreements”), or any successor agreement. The Loan shall include a guarantee of payment and not only of collection from an Affiliate of one or more of the Sellers (the “Guarantor”); provided that the guarantee shall be decreased to the extent that the Company and

Purchaser fail to make any payments to the Lender that are owed pursuant to the prior sentence. The amount of the Loan, but not the Pre-Closing Payment, may be reduced by the written consent of the Purchaser and the Company and such reduction replaced by cash on hand at the Company or its Subsidiaries.
          (b) Prior to the Closing, the Company shall apply the proceeds of the Loan to (i) repay in full the Convertible Loan Notes, (ii) pay the holder of the Company’s preference shares, 6.38% of such amount, and (iii) any excess of the Pre-Closing Payment over such amounts paid pursuant to clauses (i) and (ii) shall be used by the Company to reduce the capital of the Company from the Sellers, do a repurchase of Company’s ordinary shares and Company’s preference held by the Sellers, pay a dividend to the Sellers or pay any expenses related to this Agreement and the transactions contemplated hereby, in each case, in the proportions set forth on Section 2.2(a) of the Company Disclosure Letter (collectively, the “Pre-Closing Payment”).
          (c) In the event that Sepracor Inc. fails to make, or withholds any amounts from, any payments thereunder, other than due to a breach by the Company following the Closing of the Sepracor Agreements or the terms of this Section 6.21, the Guarantor or one or more of the Sellers shall repay such portion of the Loan or reimburse the Company for such defaulted amount.
          (d) An amount equal to interest on the Loan contemplated by this Section 6.21 shall be borne equally by the Company and Sellers, through reductions in the Atorvastatin Payments.
          (e) So long as the Loan shall be outstanding, Parent and its Subsidiaries shall, unless otherwise consented to in writing by the Shareholders’ Representative on behalf of the Sellers, (i) use commercially reasonable best efforts to derive the benefits of the rights of the Company and its Subsidiaries to payments under the Sepracor Agreements; (ii) comply in all material respects with the terms of the Sepracor Agreements; (iii) cooperate with the Sellers to enforce the Sepracor Agreements, including cooperation in any related litigation; (iv) not take any action that would reasonably be expected to result in, or has as a primary purpose the intention of, or is reasonably expected to have the effect of, eliminating, avoiding or reducing any payments that would otherwise be collectible by the Company and its Subsidiaries, or payable to the Company or its Subsidiaries pursuant to the Sepracor Agreements; and (v) not amend or modify the Sepracor Agreements in a manner that would eliminate, avoid or reduce any payments thereof that would otherwise be collectible by Parent and its Subsidiaries, or payable to the Company or its Subsidiaries pursuant to the Sepracor Agreements. In addition, while the Loan is outstanding, at the Shareholders’ Representative’s request (not to be made more than once per calendar quarter), an appropriate executive officer of Parent shall meet with the Shareholders’ Representative to discuss the operation of Parent’s and its Subsidiaries’ business with respect to the Sepracor Agreements and the products related thereto.

ARTICLE VII
CONDITIONS TO OBLIGATIONS TO CLOSE
          7.1 Conditions to Obligation of Each Party to Close. The respective obligations of each party to consummate the Sale and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:
          (a) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.
          (b) No Injunctions. No injunction or other order, decree, injunction or other agreement issued by any court of competent jurisdiction preventing the consummation of the Sale shall be in effect.
          (c) No Illegality. No Law of a Governmental Entity shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal consummation of the Sale.
          7.2 Conditions to Parent’s and Purchaser’s Obligation to Close. Parent’s and Purchaser’s obligation to consummate the Sale and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of the Company and the Sellers set forth in this Agreement that are qualified by Company Material Adverse Effect or material adverse effect, as the case may be, shall be true and correct; and (ii) the representations and warranties of the Company and the Sellers set forth in this Agreement that are not so qualified shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not constitute a Company Material Adverse Effect or a material adverse effect on a Seller’s obligations under this Agreement, as the case may be; in each case, as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).
          (b) Covenants and Agreements. The covenants and agreements of the Company and the Sellers to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
          (c) Officer’s Certificate. Parent and Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of the Company by a director of the Company, stating that the conditions specified in Sections 7.2(a) and 7.2(b) have been satisfied.
          (d) Company Material Adverse Effect. Since the date of this Agreement through the Closing Date, there has not occurred any event that has had a Company Material Adverse Effect.

          (e) Shares. As of the Closing, Purchaser shall hold, directly or indirectly, one hundred percent (100%) of the Shares of the Company (other than any ordinary shares or preference shares owned by the Company).
          (f) Subsidiaries. As of the Closing, Purchaser shall hold, directly or indirectly, at least ninety percent (90%) of the equity interests of the Subsidiaries of the Company set forth on Section 6.3(b) of the Company Disclosure Letter.
          (g) Ancillary Agreements. The Company and the Sellers shall have, or their respective applicable Subsidiaries shall have, entered into and executed each of the Ancillary Agreements to which it is a party.
          7.3 Conditions to Sellers’ and the Company’s Obligation to Close. The obligations of the Sellers and the Company to consummate the Sale and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver on or prior to the Closing Date of all of the following conditions:
          (a) Representations and Warranties. (i) The representations and warranties of Parent and Purchaser set forth in this Agreement that are qualified by Parent Material Adverse Effect shall be true and correct, and (ii) the representations and warranties of Parent and Purchaser set forth in this Agreement that are not so qualified shall be true and correct, except where the failure of any such representation or warranty to be so true and correct would not constitute a Parent Material Adverse Effect; in each case, as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date).
          (b) Covenants and Agreements. The covenants and agreements of Parent and Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.
          (c) Officer’s Certificate. The Sellers and the Company shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied.
          (d) Parent Material Adverse Effect. Since the date of this Agreement through the Closing Date, there has not occurred any event that has had a Parent Material Adverse Effect.
          (e) Ancillary Agreements. Parent and Purchaser shall each have, or its applicable Subsidiaries shall have, entered into and executed each of the Ancillary Agreements to which it is a party.
          (f) Listing. The shares of Parent Common Stock to be issued at the Closing shall been approved for listing on the NYSE, subject to official notice of issuance.

ARTICLE VIII
TERMINATION
          8.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by mutual written consent of the Shareholders’ Representative and Parent;
          (b) by either the Shareholders’ Representative or Parent, if:
          (i) the Closing shall not have occurred on or before December 16, 2009 (the “Outside Date”); provided that if by the Outside Date any of the conditions set forth in Section 7.1(a) shall not have been satisfied but all of the other conditions to the consummation of the Sale set forth in Article VII shall have been satisfied (or, in the case of any conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied), the Outside Date may be extended by the Company or Parent by three (3) months from its scheduled expiry (in which case any references to the Outside Date herein shall mean the Outside Date as extended); provided, however, that there shall be no more than one (1) extension of the Outside Date, unless agreed to in writing by both the Company and Parent; provided, further, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Sale or the other transactions contemplated by this Agreement to occur on or before such date;
          (ii) if another party shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a), 7.2(b), 7.3(a) or 7.3(b), as applicable; and (B) cannot be or has not been cured prior to the earlier of (A) the Business Day prior to the Outside Date or (B) the date that is thirty (30) days from the date that Parent or the Company, as applicable, is notified by the other of such breach or failure to perform; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party to this Agreement that shall have breached or failed to perform in any material respect of or observe any covenant or obligation in this Agreement where such breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a), 7.2(b), 7.3(a) or 7.3(b), as applicable;
          (iii) if the condition set forth in Section 7.1(b) or 7.1(c) is not satisfied and the legal restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied in all material respects with its obligations under Section 6.2.
          8.2 Notice of Termination. In the event of termination of this Agreement by either or both of the Shareholders’ Representative and Parent pursuant to Section 8.1, written notice of such termination shall be given by the terminating party to the other party to this Agreement.
          8.3 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and have no effect, and the transactions contemplated by this Agreement shall be abandoned without further action by the parties to this Agreement, except that the provisions of Sections 8.3, 11.3, 11.5, 11.6 and 11.10 shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party to this Agreement of any liability for breach of this Agreement.
ARTICLE IX
SURVIVAL AND INDEMNIFICATION
          9.1 Survival Periods. Subject to Section 10.1(a), all representations and warranties contained in this Agreement or in any schedule to this Agreement, or in any certificate, document or other instrument delivered in connection with this Agreement, and the right to commence any claim with respect thereto under Sections 9.2(a)(i) and 9.2(b)(i) shall survive the Closing until the day that is eighteen (18) months after the Closing Date; provided, however, that the representations and warranties of the Company contained in the first two sentences of Section 3.2, the representations and warranties of the Sellers contained in Section 4.2 and the last sentence of Section 4.3 and the representations and warranties of Parent contained in the last sentence of Section 5.4(a) and the right to commence any claim with respect thereto under Sections 9.2(a)(i), 9.2(b)(i) and 9.3(a) shall survive the Closing until thirty (30) days following the expiration of the applicable statute of limitations (with extensions) with respect to the matters addressed in such Sections. Notification of any claim for indemnification under this Article IX must be delivered prior to the expiration of the applicable period set forth in the preceding sentence. Those covenants that contemplate or may involve actions to be taken or obligations in effect after the Closing shall survive in accordance with their terms.
          9.2 Indemnification from Escrow Account. (a) Subject to the terms of this Article IX, from and after the Closing Date, each Seller, severally but not jointly (solely with respect to representations, warranties, covenants or agreements made by such Seller), subject to the limitations of the Escrow Account, shall indemnify and hold harmless Parent and its Subsidiaries, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from and against any and all Losses actually incurred and Parent shall have the right to make a claim against the Escrow Account for such indemnification, to the extent such Losses result from or arise out of:
          (i) any inaccuracy in or other breach of any representation or warranty by such Seller contained in this Agreement; or
          (ii) any failure to perform or other breach of any covenant or agreement contained in this Agreement to be performed by such Seller;

provided that the several indemnification responsibility of such Seller shall be an amount equal to such Seller’s proportionate amount of the Escrow Account and no more.
          (b) Subject to the terms of this Article IX, from and after the Closing Date, the Sellers, jointly subject to the limitations of the Escrow Account, shall indemnify and hold harmless the Parent Indemnified Parties from and against any and all Losses actually incurred and Parent shall have the right to make a claim against the Escrow Account for such indemnification, to the extent such Losses result from or arise out of:
          (i) any inaccuracy in or other breach of any representation or warranty of the Company (other than the representations and warranties contained in Section 3.12) or, to the extent that indemnification pursuant to Section 9.2(a) is not sufficient, any of the Sellers contained in this Agreement;
          (ii) any failure to perform or other breach of any covenant or agreement contained in this Agreement to be performed by the Company or, to the extent that indemnification pursuant to Section 9.2(a) is not sufficient, the Sellers; or
          (iii) any fees and expenses of the Company and Sellers incurred in connection with this Agreement and the transactions contemplated hereby (other than ordinary course fees and expenses of the Company or for which Parent has a reimbursement obligation pursuant to Section 6.8).
          9.3 Indemnification by Parent. From and after the Closing Date, Parent shall indemnify and hold harmless the Seller and their Affiliates, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties” and together with the Parent Indemnified Parties the “Indemnified Parties”) from and against any and all Losses actually incurred resulting from or arising out of:
          (a) any inaccuracy in or other breach of any representation or warranty of Parent or Purchaser contained in the last sentence of Section 5.4(a); or
          (b) any failure to perform or other breach of any covenant or agreement contained in this Agreement to be performed by Parent or Purchaser.
          9.4 Third-Party Claims. If a claim by a third party is made against an Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Article IX, such Indemnified Party shall promptly notify the Indemnifying Party of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure. The Indemnifying Party shall have thirty (30) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall reasonably cooperate with it in connection therewith. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel at the Indemnifying Party’s expense if the named parties to any such proceeding (including any impleader parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable expenses of such separate counsel shall be at the expense of the Indemnifying Party). In no event shall an Indemnifying Party be required to pay the expenses of more than one (1) separate counsel for the Indemnified Parties. The Indemnified Party shall not settle any claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle for money only any such claim; provided that, in such event, it shall waive any right to indemnity therefore by the Indemnifying Party. The Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment.
          9.5 Interpretation; Certain Limitations. (a) The Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.2(a)(i), 9.2(b)(i) or 10.1(a)(i), unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Indemnifying Party pursuant to Section 9.2(a)(i), 9.2(b)(i) or 10.1(a)(i) equals or exceeds $25.0 million (the “Liability Threshold”), after which the Indemnifying Party shall be liable for all the aggregate Losses sustained by the Indemnified Party above the Liability Threshold and $15.0 million of the Losses applied to the Liability Threshold; provided, however, that the Liability Threshold shall not apply to, or otherwise reduce or limit the Indemnified Party’s recovery for, any Losses resulting from or in connection with indemnification claims made by Parent Indemnified Parties pursuant to Sections 9.2(a)(i) and 9.2(b)(i) relating to the Company’s and Sellers’ breach of the first two sentences of Section 3.2, Section 4.2 and the last sentence of Section 4.3, respectively.
          (b) No Losses may be claimed under Section 9.2(a)(i), 9.2(b)(i), 9.3(a) or 10.1(a)(i), as the case may be, nor shall any Losses be reimbursable or included in calculating the aggregate indemnifiable Losses set forth in Section 9.5(a), other than Losses in excess of $500,000 resulting from any single claim or aggregated claims arising out of related facts, events or circumstances; provided that subject to Section 9.5(a), after such amount is reached, all such Losses may be claimed under Section 9.2(a)(i), 9.2(b)(i), 9.3(a) or 10.1(a)(i), as the case may be, by any Indemnified Party.
          (c) The maximum amount of indemnifiable Losses for which the Indemnifying Party may be liable under Section 9.2(a)(i), 9.2(b)(i), 10.1(a)(i), 10.1(a)(ii) and 10.1(b) shall be an amount equal to the aggregate stated value of the Parent Series A Preferred Stock in the Escrow Account (such amount, the “Liability Cap”); provided, however, that the Liability Cap shall not apply to, or otherwise reduce or limit the Indemnified Party’s recovery for, any Losses resulting from or in connection with indemnification claims made by Parent pursuant to Section 9.2(b)(i) relating to the Company’s breach of the first two sentences of Section 3.2 pursuant to Section 9.2(a)(i) relating to the Sellers’ breach of Section 4.2 and the last sentence of Section 4.3; provided, further, however, that if the aggregate amount of indemnifiable Losses with respect to Excluded Income Taxes pursuant to Section 10.1(a)(ii)

exceeds $50.0 million, the Sellers severally and not jointly shall indemnify the Parent Indemnified Parties from and against any Losses indemnifiable pursuant to Section 9.2(a)(i), 9.2(b)(i), 10.1(a)(i) or 10.1(a)(ii) that exceed the Liability Cap, in an amount not to exceed $25.0 million. In no event shall a Seller have liability to Parent and Purchaser in excess of the aggregate Consideration received by such Seller.
          (d) Subject to the final proviso in the first sentence of Section 9.5(c), any Losses indemnifiable pursuant to Sections 9.2(a)(i), 9.2(b)(i), 10.1(a)(i) or 10.1(a)(ii) shall be paid solely out of the Escrow Account and the Sellers shall have no further liability whatsoever with respect to any such Losses under this Article IX; provided, however, that the limitation of this Section 9.5(d) shall not apply to, or otherwise reduce or limit the Indemnified Party’s recovery for, any Losses incurred by Parent pursuant to Section 9.2(b)(i) relating to the Company’s breach of the first two sentences of Section 3.2 or pursuant to Section 9.2(a)(i) relating to the Sellers’ breach of Section 4.2 and the last sentence of Section 4.3, respectively.
          (e) Claims for Taxes (other than claims pursuant to Section 2.2(c), which shall be governed by this Article IX with respect to procedural aspects, which shall not be subject to the limitation as to survival period contained in Section 9.1 or the limitations contained in Section 9.5 and which shall not be governed by Article X) shall be made solely pursuant to Article X, and no claims therefore shall be made under this Article IX. In the event of any conflict between this Article IX and Article X, the provisions of Article X shall govern.
          (f) For purposes of this Article IX and Article X, except with respect to the representations and warranties set forth in the last sentence of Section 3.6(a), clause 3.7(ii), or any representation or warranty relating to the provision of a list, and any asserted Losses with respect to any of the foregoing, (i) in determining whether a breach of a representation or warranty has occurred, all materiality qualifiers in such representation or warranty (i.e., “material,” “material adverse effect,” “Company Material Adverse Effect” or similar phrase), if any, shall be disregarded for purposes of making such determination and shall be determined as if such representation or warranty were made without such qualification; (ii) Losses incurred or suffered by the Indemnified Party arising out of any breach of any representation or warranty shall be determined without deduction on account of any “materiality” or similar phrase qualification contained in any representation or warranty giving rise to the claim for indemnification hereunder.
          (g) No party shall be responsible to any other party for any special, consequential, indirect or punitive damages pursuant to this Article IX.
          9.6 Mitigation. Each Indemnified Party shall use commercially reasonable efforts to mitigate any claim or liability that an Indemnified Party asserts under this Article IX and Article X, such as from a third party from whom they have a right to collect. In the event that an Indemnified Party shall fail to use such commercially reasonable efforts to mitigate any claim or liability, then notwithstanding anything else to the contrary contained in this Agreement, neither the Sellers nor Parent, as the case may be, shall be required to indemnify any Indemnified Party for any Loss that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts. For purposes of this Agreement, Losses shall be calculated after giving effect to any related Tax Benefit as, if and when received and amounts recovered from third parties, including amounts recovered under insurance policies with respect to such Losses. Any Indemnified Party having a claim under these indemnification provisions shall make a good faith effort to recover all Losses from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Losses hereunder. Except with respect to the matters covered by Article II (including Sections 2.5 and 2.6) and Section 11.9, no Indemnified Party will, in any event, be entitled to any incidental, indirect, consequential, special, exemplary or punitive damages.
          9.7 Exclusive Remedies. Except with respect to the matters covered by Article II (including Sections 2.5 and 2.6), Sections 9.2(a)(ii), 9.2(b)(ii), 9.2(b)(iii) and 11.10, and except in the case of fraud or willful misconduct, Parent and Purchaser acknowledge and agree that, following the Closing, the indemnification provisions of Section 9.2(a)(i) and Section 9.2(b)(i) and Article X shall be the sole and exclusive remedies of the Company, Sellers, Parent and Purchaser, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the other party or any failure by the other party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other party, prior to the Closing. Except with respect to the matters covered by Article II and Sections 5.12(a), 9.3 and 11.10, and except in the case of fraud or willful misconduct, Sellers acknowledge and agree that, following the Closing, they shall have no remedy against Parent or Purchaser for a breach of the representations or warranties contained herein and that the indemnification provisions of Sections 9.3(a) shall be the sole and exclusive remedies of the Sellers for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any Seller may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by the other party or any failure by the other party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by such other party, prior to the Closing.
          9.8 Manner of Payment. (a) To the extent that Parent is entitled to any indemnification payments pursuant to Section 9.2 within five (5) Business Days after the final determination thereof, Parent and the Shareholders’ Representative shall jointly instruct the Escrow Agent in writing to promptly pay to Parent such amount, subject to the terms of the Escrow Agreement.
          (b) Any indemnification payments to be made by Parent pursuant to Section 9.3 shall be effected by wire transfer of immediately available funds to the account or accounts designated by the Shareholders’ Representative within five (5) Business Days after the final determination thereof.

ARTICLE X
TAX MATTERS
          10.1 Tax Indemnification. (a) (i) Subject to Section 9.5, from and after the Closing Date until the eighteen (18) month anniversary of the Closing Date, the Sellers jointly subject to the limitations of the Escrow Account, shall indemnify and hold harmless the Parent Indemnified Parties from and against any Losses with respect to Excluded Non-Income Taxes and Parent shall have the right to make a claim against the Escrow Account for such indemnification to the extent of any Losses with respect to Excluded Non-Income Taxes.
          (ii) Subject to Sections 9.5(c) and 9.5(d), from and after the Closing Date and until the three (3) year anniversary of the Closing Date, the Sellers jointly, subject to the limitations of the Escrow Account and in an amount not to exceed the amount of the Escrow Account, shall indemnify and hold harmless the Parent Indemnified Parties from and against any Losses with respect to Excluded Income Taxes and Parent shall have the right to make a claim against the Escrow Account for such indemnification; provided, however, that the Indemnifying Party shall not be liable under this Section 10.1(a)(ii) unless and until the aggregate amount of indemnifiable Losses with respect to Excluded Income Taxes equals or exceeds $7.5 million.
          (iii) From and after the three (3) year anniversary of the Closing Date, the Sellers severally and not jointly shall indemnify the Parent Indemnified Parties from and against any Losses with respect to the 2008 Open Taxes; provided, however, that the maximum amount of indemnifiable Losses for which the Sellers shall be liable under this Section 10.1(a)(iii) shall be $25 million.
          (b) Subject to Section 9.5(c), from and after the Closing Date until the three (3) year anniversary of the Closing Date, and other than for Excluded Taxes, Parent shall indemnify and hold harmless Sellers from and against any Losses with respect to (i) any Taxes of the Company and any Taxes arising from or in connection with any action or transaction taken by Purchaser or Parent after the Closing that is outside the ordinary course of business, (ii) any Taxes resulting from any breach of any of the covenants and agreements set forth in Section 10.3, 10.4 or 10.5, and (iii) any Transfer Taxes for which Parent is responsible pursuant to Section 10.6. For the avoidance of doubt, notwithstanding anything to the contrary herein, Parent shall have no obligation to indemnify and hold harmless Sellers from and against any Taxes or Transfer Taxes described in the preceding sentence that result from Parent’s making of an election under Section 338 of the Code with respect to the Company or any of its Subsidiaries (other than Cobalt Laboratories, Inc.); provided, however, that the Parent shall not be liable under this Section 10.1(b) unless and until the aggregate amount of indemnifiable Losses with respect to the Taxes described in this Section 10.1(b) equals or exceeds $7.5 million.
          10.2 Filing of Tax Returns.
          (a) The Company and each Subsidiary shall prepare and timely file, or shall cause to be prepared and timely filed, all material Tax Returns in respect of the Company or such Subsidiary that are required to be filed (taking into account any extension) on or before the

Closing Date, and the Company or such Subsidiary shall pay, or cause to be paid, all Taxes of the Company or such Subsidiary due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company and the Subsidiaries, as applicable, with respect to such items, except as required by applicable Law. Notwithstanding anything to the contrary herein, the Company and its Subsidiaries shall be permitted to elect a transfer pricing method with respect to the United States federal income Tax Returns of Cobalt Laboratories, Inc. that are required to be filed on or before the Closing Date; provided, however, Parent shall have the sole right to determine the appropriate Tax treatment and reporting of the Company and any Subsidiary with respect to transactions involving the Generic Product. At least fifteen (15) days prior to filing any material Tax Return, Shareholders’ Representative shall submit a copy of such Tax Return to Parent for Parent’s review and comment as to conformity with the requirements of this Agreement, and Shareholders’ Representative shall reasonably consider any such comments in good faith.
          (b) Parent shall timely prepare and file, or shall cause to be timely prepared and filed, any Tax Return of the Company and its Subsidiaries for any taxable periods for which such Tax Returns are required to be filed after the Closing Date, and Parent shall pay, or cause to be paid, all Taxes of the Company and its Subsidiaries shown to be due on such Tax Returns. Parent shall deliver to the Shareholders’ Representative, for its review and comment as to conformity with the requirements of this Agreement, a copy of any such Tax Return at least fifteen (15) days prior to the due date thereof, including extensions. Parent shall reasonably consider any such comments in good faith. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company and the Subsidiaries, as applicable, with respect to such items, except as required by applicable Law. Parent shall not amend or revoke any Tax Return (or any elections relating thereto) without the prior written consent of the Shareholders’ Representative, which consent shall not be unreasonably withheld.
          (c) Parent shall timely prepare and file or shall cause to be timely prepared and filed all Tax Returns of the Company and its Subsidiaries for any Post-Closing Period.
          10.3 Tax Refunds. Sellers shall be entitled to any refund or credit of or against Excluded Taxes (and any interest or penalty rebate with respect to such refund or credit). Parent shall have the right to reduce the amount of such refund or credit by any amount owed by Sellers to the Indemnified Parties under Section 10.1(a). Parent shall be entitled to any refund or credit of or against any Taxes of the Company (and any interest or penalty rebate with respect to such refund or credit) other than refunds or credits of or against Excluded Taxes.
          10.4 Assistance and Cooperation. From and after the Closing Date, Parent and the Shareholders’ Representative shall, and shall cause their respective Affiliates to, provide the other party with such cooperation, documentation and information as either of them reasonably may request in connection with (a) preparing and filing any Tax Return or claim for refund; (b) determining a liability for Taxes, an indemnity or payment obligation under this Article X or a right to a refund of Taxes; (c) conducting any Tax Proceeding (which shall include granting any powers of attorney reasonably requested by the party entitled to control a Tax Proceeding pursuant to Section 10.5); or (d) determining an allocation of Taxes between a Pre-Closing Period and a Post-Closing Period. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant accompanying schedules and work papers (or portions thereof) and other supporting documentation.
          10.5 Contests. (a) Parent, the Company and the Subsidiaries, on the one hand, and Sellers and the Shareholders’ Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, notices of Tax deficiency or other adjustments of Taxes, audits, examinations or similar events with respect to Taxes or by any Taxing Authority (any such inquiry, claim, assessment, audit, examination, contest, litigation, or similar event, a “Tax Proceeding”) relating to a Pre-Closing Period (if such Tax Proceeding relates to or could reasonably be expected to relate to a claim for Excluded Taxes).
          (b) The Shareholders’ Representative shall have the right to control, at its own expense, any Tax Proceeding by or against any Taxing Authority and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes in respect of the Company or any of its Subsidiaries if such Tax Proceeding, assessment, notice or other adjustment relates or could reasonably be expected to relate to a claim for Excluded Taxes, provided that (i) the Shareholders’ Representative shall keep Parent reasonably informed of such Tax Proceeding, (ii) Parent shall be entitled to participate (at Parent’s expense) in the conduct of such Tax Proceeding, (iii) the Shareholders’ Representative shall reasonably consider Parent’s comments and suggestions with respect to such Tax Proceeding in good faith and (iv) Shareholders’ Representative shall not settle, compromise, or discharge such Tax Proceeding unless Shareholders’ Representative admits liability with respect to such Tax Proceeding; provided, however, that to the extent that such settlement, compromise, or discharge of such Tax Proceeding could reasonably be expected to have an adverse effect on Parent or any Affiliate thereof, the Shareholders’ Representative shall not settle, compromise, or discharge such Tax Proceeding without the consent of Parent (which consent shall not be unreasonably withheld or delayed).
          (c) In the case of a Tax Proceeding that relates or could reasonably be expected to relate to both a claim for Excluded Taxes and a claim for Buyer Assumed Taxes, and such claim for Excluded Taxes is not separable from such claim for Buyer Assumed Taxes, Parent (if the claim for Buyer Assumed Taxes materially exceeds or reasonably could be expected to materially exceed in amount the claim for Excluded Taxes) or otherwise Shareholders’ Representative (Shareholders’ Representative or Parent, as the case may be, the “Tax Contest Controlling Party”), shall be entitled to control the defense of such Tax Proceeding. In such case, the other party (the “Tax Contest Non-Controlling Party”) shall be entitled to participate fully (at the Tax Contest Non-Controlling Party’s sole expense) in the conduct of such Tax Proceeding and the Tax Contest Controlling Party shall not settle, compromise, or discharge such Tax Proceeding without the consent of such Tax Contest Non-Controlling Party (which consent shall not be unreasonably withheld or delayed). The costs and expenses of conducting the defense of such Tax Proceeding shall be reasonably apportioned based on the relative amounts of the claim for Excluded Taxes and the claim for Buyer Assumed Taxes.
          (d) Parent shall have the right to control, at its own expense, any Tax Proceeding by or against any Taxing Authority and contest, resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes in respect of the Company or any of its Subsidiaries for any taxable period, other than a Tax Proceeding, assessment, notice or other adjustment described in Section 10.5(b) or 10.5(c).
          10.6 Transfer Taxes. Parent shall be responsible for and shall pay all transfer, sales, use and other similar non-income Taxes incurred in connection with the consummation of the transaction contemplated by this Agreement.
          10.7 Treatment of Indemnity Payments. (a) Sellers and Parent agree that, except as otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign law), all indemnification payments made pursuant to this Agreement shall be treated by the parties as an adjustment to the purchase price.
          (b) Any amount of Losses or Taxes for which reimbursement or indemnification is provided under this Agreement shall be paid net of any Tax Benefit actually realized by the reimbursed party arising from the incurrence or payment of any such Loss or Tax within three (3) years of such incurrence or payment.
          10.8 Manner of Payment. (a) To the extent that Parent is entitled to any indemnification payments pursuant to Section 10.1(a)(i) or 10.1(a)(ii) within five (5) Business Days after the final determination thereof, Parent and the Shareholders’ Representative shall jointly instruct the Escrow Agent in writing to promptly pay to Parent such amount, subject to the terms of the Escrow Agreement.
          (b) To the extent that Parent is entitled to any indemnification payments pursuant to Section 10.1(a)(iii) within five (5) Business Days after the final determination thereof, Sellers shall promptly pay to Parent such amount by wire transfer of immediately available funds to the account or accounts designated by Parent.
          (c) To the extent that Sellers are entitled to any indemnification payments pursuant to Section 10.1(b) within five (5) Business Days after the final determination thereof, Parent shall promptly pay to Sellers such amount by wire transfer of immediately available funds to the account or accounts designated by Shareholders’ Representative.
ARTICLE XI
MISCELLANEOUS
          11.1 Sellers’ Release. (a) As an inducement to Parent to enter into this Agreement and consummate the transactions contemplated hereby and for other good and sufficient consideration, each of the Sellers, with the intention of binding himself and each of such Sellers’ heirs, executors, administrators and assigns (the “Releasors”), effective as of the Closing Date, does hereby release, acquit and forever discharge Parent and the Company, and each of their past and present Affiliates, Subsidiaries, and Representatives, and all Persons acting by, through, under, or in concert with such Persons (the “Releasees”), of and from any and all manner of action or actions, cause or causes of Action, demands, debts, Liens, contracts, agreements, promises, liability, damages, or loss of any nature whatsoever, known or unknown, suspected or unsuspected, fixed or contingent, direct, derivative, vicarious or otherwise, whether based in contract, tort, or other legal, statutory, or equitable theory of recovery, each as though fully set forth at length herein (a “Claim”), which the Releasors have as of the date of this Agreement against the Releasees, or any of them, by reason of any matter, cause, act, omission or thing whatsoever in any way arising out of, based upon, or relating to Seller’s ownership of Shares in the Company; provided, however, that nothing set forth in this Section 11.1 shall (i) affect the ability of any of the Sellers to bring a Claim under this Agreement or any Ancillary Agreement; (ii) release, acquit or discharge any rights to indemnification to which any Seller may be entitled under the Company’s or the Company’s Subsidiaries’ organizational documents or under any indemnification agreement between such Seller and the Company or any of its Subsidiaries in existence as of the date hereof; or (iii) affect the ability of any of the Sellers to bring a Claim with respect to any ordinary course of employment rights or any affiliate contracts that remain in effect after the Closing. Notwithstanding the foregoing, nothing in this Agreement or any Ancillary Agreement shall be interpreted to release Parent or Purchaser from any of its obligations to Sellers under this Agreement or any Ancillary Agreement.
          (b) Each Seller represents and warrants to the Parent that there has been no assignment or other transfer of any interest in any outstanding Claim which such Seller may have against the any of the Releasees, and each Seller agrees to indemnify and hold the Releasees harmless from any liability, Claims or reasonable attorneys’ fees or expenses incurred as a result of any Person asserting any such assignment or transfer of any rights or Claims under any such assignment or transfer from such party.
          (c) To the knowledge of the Company (without any inquiry), no Seller has filed, nor as of the date hereof, has any Claims against any of the Releasees.
          11.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
          11.3 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
          11.4 Entire Agreement. This Agreement (including the Schedules and Exhibits to this Agreement) together with the Parent Confidentiality Agreement, the Company Confidentiality Agreement and the Ancillary Agreements contain the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any prior discussion, negotiation, term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement (including the Schedules and Exhibits to this Agreement) together with the Parent Confidentiality Agreement, the Company Confidentiality Agreement and the Ancillary Agreements.
          11.5 Expenses. Except as set forth in this Agreement, whether the Sale and the other transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.
          11.6 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service or three days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a facsimile and shall be directed to the address set forth below (or at such other address or facsimile number as such party shall designate by like notice):

(a)	If to the Company:

Robin Hood Holdings Limited c/o Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Andrew J. Nussbaum Fax No: (212) 403-2000

With a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Andrew J. Nussbaum Fax No: (212) 403-2000

(b)	If to Parent or Purchaser:

Watson Pharmaceuticals, Inc. 311 Bonnie Circle Corona, California 92880-2882 Attention: General Counsel Fax: (951) 493-5817

With a copy to:

Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Attention: R. Scott Shean Fax No: (714) 755-8290

and

Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Attention: M. Adel Aslani-Far Fax No: (212) 751-4864

(c)	If to the Shareholders’ Representative:

Anthony Selwyn Tabatznik Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Andrew J. Nussbaum Fax No: (212) 403-2000

With a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Andrew J. Nussbaum Fax No: (212) 403-2000
          11.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, assigns, heirs, executors and administrators; provided, however, that no party to this Agreement will assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that the Company may assign its benefits under this Agreement to an Affiliate of the Company.
          11.8 Third-Party Beneficiaries. Except for Sections 6.8 and 6.10 which is intended to benefit, and to be enforceable by, the parties specified therein, this Agreement is not intended to confer upon any Person not a party to this Agreement (and their successors and assigns) any rights or remedies hereunder. Upon signing a joinder to this Agreement, any Seller not a party hereto as of the date hereof shall be entitled to the full benefits, and have the full obligations, as though such Seller were a party hereto as of the date hereof.
          11.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought (provided that, in the case of the Sellers as such party against whom enforcement of any such modification or amendment is sought, that the Shareholders’ Representative may approve any such modification or amendment). Each party to this Agreement may, only by an instrument in writing, waive compliance by another party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with (provided that, in the case of any waiver by the Sellers, that the Shareholders’ Representative may approve any such waiver). The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.
          11.10 Jurisdiction; Enforcement. (a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed (whether to be performed prior to, at or following the Closing) in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations of Article II, such matter to be decided exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have jurisdiction over such Action, in the United States District Court for the District of Delaware or another court sitting in the State of Delaware. Each party irrevocably waives, and shall in no circumstances assert, any objection or defense to the effect that specific performance as provided in the preceding two sentences is not an appropriate remedy for a breach of this Agreement as described, or would be inequitable, or would impose undue burden on a party hereto. The foregoing is in addition to any other remedy to which any party is entitled at law, in equity or otherwise. In addition, each of the parties hereto irrevocably agrees that any legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have jurisdiction over such Action, in the United States District Court for the District of Delaware or another court sitting in the state of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 11.10; (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum; (B) the venue of such Action is improper; or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
          (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11.6. Nothing in this Section 11.10(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

          (c) In addition to the foregoing and the provisions of Articles IX and X, each party expressly agrees that it may be liable for money damages, without limitation, as well as specific performance of its obligations, in the event of a willful or intentional breach of this Agreement, or a willful failure to perform its obligations hereunder, including the obligations set forth in Article II.
          11.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled as originally contemplated to the extent possible.
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          IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

ROBIN HOOD HOLDINGS LIMITED
By:	/s/ Anthony S. Tabatznik
	Name:	Anthony S. Tabatznik
	Title:	Director

WATSON PHARMACEUTICALS, INC.
By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	President and Chief Executive Officer

Anthony Selwyn Tabatznik, as the SHAREHOLDERS’ REPRESENTATIVE
By:	/s/ Anthony S. Tabatznik
	Name:	Anthony S. Tabatznik

As Attorney-in-Fact for the Sellers named on Annex A to this Agreement
By:	/s/ Anthony S. Tabatznik
	Name:	Anthony S. Tabatznik
	Title:	Attorney in Fact

[Signature Page to Stock Purchase Agreement]